SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS Disclosure and Additional Unaudited Financial Information
Prudential plc 2015 results
International Financial Reporting Standards (IFRS) basis results

CONSOLIDATED INCOME STATEMENT

Year ended 31 December	Note	2015 £m	2014 £m
Gross premiums earned		36,663	32,832
Outward reinsurance premiums		(1,157)	(799)
Earned premiums, net of reinsurance		35,506	32,033
Investment return		3,304	25,787
Other income		2,495	2,306
Total revenue, net of reinsurance		41,305	60,126
Benefits and claims		(30,547)	(50,736)
Outward reinsurers’ share of benefit and claims		1,389	631
Movement in unallocated surplus of with-profits funds		(498)	(64)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(29,656)	(50,169)
Acquisition costs and other expenditure	B3	(8,208)	(6,752)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(312)	(341)
Disposal of Japan life business:
Cumulative exchange loss recycled from other comprehensive income	D1	(46)	-
Remeasurement adjustments	D1	-	(13)
Total charges, net of reinsurance		(38,222)	(57,275)
Share of profits from joint ventures and associates, net of related tax		238	303
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		3,321	3,154
Less tax charge attributable to policyholders' returns		(173)	(540)
Profit before tax attributable to shareholders	B1.1	3,148	2,614
Total tax charge attributable to policyholders and shareholders	B5	(742)	(938)
Adjustment to remove tax charge attributable to policyholders' returns		173	540
Tax charge attributable to shareholders' returns	B5	(569)	(398)
Profit for the year attributable to equity holders of the Company		2,579	2,216

Earnings per share (in pence)		2015	2014
Based on profit attributable to the equity holders of the Company:	B6
Basic		101.0p	86.9p
Diluted		100.9p	86.8p

Dividends per share (in pence)		2015	2014
Dividends relating to reporting year:	B7
Interim dividend		12.31p	11.19p
Second interim dividend / Final dividend		26.47p	25.74p
Special dividend		10.00p
Total		48.78p	36.93p
Dividends declared and paid in reporting year:	B7
Current year interim dividend		12.31p	11.19p
Final dividend for prior year		25.74p	23.84p
Total		38.05p	35.03p
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December	Note	2015 £m	2014 £m

Profit for the year		2,579	2,216

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		68	215
Cumulative exchange loss of Japan life business recycled through profit or loss		46	-
Related tax		4	5
		118	220

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the year		(1,256)	1,039
Less: net gains included in the income statement on disposal and impairment		(49)	(83)
Total	C3.3	(1,305)	956
Related change in amortisation of deferred acquisition costs	C5.1(b)	337	(87)
Related tax		339	(304)
		(629)	565

Total		(511)	785

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Gross		27	(12)
Related tax		(5)	2
		22	(10)

Other comprehensive (loss) income for the year, net of related tax		(489)	775

Total comprehensive income for the year attributable to the equity holders of the Company		2,090	2,991

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Year ended 31 December 2015 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,579	-	-	2,579	-	2,579
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	118	-	118	-	118

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	(629)	(629)	-	(629)

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	22	-	-	22	-	22
Total other comprehensive (loss) income		-	-	22	118	(629)	(489)	-	(489)
Total comprehensive income for the year		-	-	2,601	118	(629)	2,090	-	2,090

Dividends	B7	-	-	(974)	-	-	(974)	-	(974)
Reserve movements in respect of share-based payments		-	-	39	-	-	39	-	39

Share capital and share premium
New share capital subscribed	C10	-	7	-	-	-	7	-	7

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(38)	-	-	(38)	-	(38)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	20	-	-	20	-	20
Net increase in equity		-	7	1,648	118	(629)	1,144	-	1,144
At beginning of year		128	1,908	8,788	31	956	11,811	1	11,812
At end of year		128	1,915	10,436	149	327	12,955	1	12,956

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Year ended 31 December 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,216	-	-	2,216	-	2,216
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	220	-	220	-	220

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	565	565	-	565

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	(10)	-	-	(10)	-	(10)
Total other comprehensive (loss) income		-	-	(10)	220	565	775	-	775
Total comprehensive income for the year		-	-	2,206	220	565	2,991	-	2,991

Dividends	B7	-	-	(895)	-	-	(895)	-	(895)
Reserve movements in respect of share-based payments		-	-	106	-	-	106	-	106

Share capital and share premium
New share capital subscribed	C10	-	13	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(48)	-	-	(48)	-	(48)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase in equity		-	13	1,363	220	565	2,161	-	2,161
At beginning of year		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of year		128	1,908	8,788	31	956	11,811	1	11,812

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December	Note	2015 £m	2014 £m
Assets

Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,463	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	8,422	7,261
Total		9,885	8,724

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		185	186
Deferred acquisition costs and other intangible assets		50	61
Total		235	247
Total intangible assets		10,120	8,971

Other non-investment and non-cash assets:
Property, plant and equipment		1,197	978
Reinsurers' share of insurance contract liabilities		7,903	7,167
Deferred tax assets	C8	2,819	2,765
Current tax recoverable		477	117
Accrued investment income		2,751	2,667
Other debtors		1,955	1,852
Total		17,102	15,546

Investments of long-term business and other operations:
Investment properties		13,422	12,764
Investment in joint ventures and associates accounted for using the equity method		1,034	1,017
Financial investments:*
Loans	C3.4	12,958	12,841
Equity securities and portfolio holdings in unit trusts		157,453	144,862
Debt securities	C3.3	147,671	145,251
Other investments		7,353	7,623
Deposits		12,088	13,096
Total		351,979	337,454

Assets held for sale	D1	2	824
Cash and cash equivalents		7,782	6,409
Total assets	C1,C3.1	386,985	369,204
*	Included within financial investments are £5,995 million (2014: £4,578 million) of lent securities.

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December	Note	2015 £m	2014 £m
Equity and liabilities

Equity
Shareholders' equity		12,955	11,811
Non-controlling interests		1	1
Total equity		12,956	11,812

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		260,753	250,038
Investment contract liabilities with discretionary participation features		42,959	39,277
Investment contract liabilities without discretionary participation features		18,806	20,224
Unallocated surplus of with-profits funds		13,096	12,450
Total	C4	335,614	321,989

Core structural borrowings of shareholder-financed operations:
Subordinated debt		4,018	3,320
Other		993	984
Total	C6.1	5,011	4,304

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	1,960	2,263
Borrowings attributable to with-profits operations	C6.2(b)	1,332	1,093

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		3,765	2,347
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		7,873	7,357
Deferred tax liabilities	C8	4,010	4,291
Current tax liabilities	C8	325	617
Accruals and deferred income		952	947
Other creditors		4,876	4,262
Provisions		604	724
Derivative liabilities		3,119	2,323
Other liabilities		4,588	4,105
Total		30,112	26,973
Liabilities held for sale		-	770
Total liabilities	C1,C3.1	374,029	357,392
Total equity and liabilities		386,985	369,204

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December	Note	2015 £m	2014 £m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		3,321	3,154
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(6,814)	(30,746)
Other non-investment and non-cash assets		(1,063)	(1,521)
Policyholder liabilities (including unallocated surplus)		6,067	27,292
Other liabilities (including operational borrowings)		1,761	3,797
Interest income and expense and dividend income included in result before tax		(8,726)	(8,315)
Other non-cash itemsnote (ii)		234	174
Operating cash items:
Interest receipts		7,316	7,155
Dividend receipts		1,777	1,559
Tax paid		(1,340)	(721)
Net cash flows from operating activities		2,533	1,828
Cash flows from investing activities
Purchases of property, plant and equipment		(256)	(172)
Proceeds from disposal of property, plant and equipment		30	10
Acquisition of subsidiaries and intangibles		(286)	(535)
Sale of businesses		43	152
Net cash flows from investing activities		(469)	(545)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iii)	C6.1
Issue of subordinated debt, net of costs		590	-
Redemption of subordinated debt		-	(445)
Interest paid		(288)	(330)
With-profits operations:note (iv)	C6.2
Interest paid		(9)	(9)
Equity capital:
Issues of ordinary share capital		7	13
Dividends paid		(974)	(895)
Net cash flows from financing activities		(674)	(1,666)
Net increase (decrease) in cash and cash equivalents		1,390	(383)
Cash and cash equivalents at beginning of year		6,409	6,785
Effect of exchange rate changes on cash and cash equivalents		(17)	7
Cash and cash equivalents at end of year		7,782	6,409

Notes
(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	Other non-cash items consist of the adjustment of non-cash items to profit before tax.
(iii)
Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(iv)
Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

International Financial Reporting Standards (IFRS) Basis Results
NOTES

A	BACKGROUND

A1	Basis of preparation and exchange rates

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2015, there were no unendorsed standards effective for the two years ended 31 December 2015 affecting the consolidated financial information of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described in note A2, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2014.

Exchange rates
The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2015	Average rate for 2015	Closing rate at 31 Dec 2014	Average rate for 2014
Local currency: £
Hong Kong	11.42	11.85	12.09	12.78
Indonesia	20,317.71	20,476.93	19,311.31	19,538.56
Malaysia	6.33	5.97	5.45	5.39
Singapore	2.09	2.10	2.07	2.09
China	9.57	9.61	9.67	10.15
India	97.51	98.08	98.42	100.53
Vietnam	33,140.64	33,509.21	33,348.46	34,924.62
Thailand	53.04	52.38	51.30	53.51
US	1.47	1.53	1.56	1.65

Certain notes to the financial statements present 2014 comparative information at Constant Exchange Rates (CER), in addition to the reporting at Actual Exchange Rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2015 or 2014 but is derived from those accounts. The auditors have reported on the 2015 statutory accounts. Statutory accounts for 2014 have been delivered to the registrar of companies, and those for 2015 will be delivered following the Company’s Annual General Meeting. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

A2       Adoption of new accounting pronouncements in 2015

The Group has adopted the Annual improvements to the IFRS’s 2011-2013 cycle which were effective in 2015

Except for a change to the presentation of the Prudential Capital business as a separate reporting segment, as described in note B1.3, consideration of these improvements has had no impact on the financial statements of the Group.

B	EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

		2015 £m	2014 £m		%
	Note		AER	CER	2015 vs 2014 AER	2015 vs 2014 CER
			note (vii)	note (vii)	note (vii)	note (vii)
Asia operations
Asia insurance operations		1,209	1,050	1,040	15%	16%
Eastspring Investments		115	90	91	28%	26%
Total Asia operations		1,324	1,140	1,131	16%	17%

US operations
Jackson (US insurance operations)		1,691	1,431	1,543	18%	10%
Broker-dealer and asset management		11	12	13	(8)%	(15)%
Total US operations		1,702	1,443	1,556	18%	9%

UK operations
UK insurance operations:	B4(b)
Long-term business*		1,167	729	729	60%	60%
General insurance commission note (i)		28	24	24	17%	17%
Total UK insurance operations		1,195	753	753	59%	59%
M&G	B2	442	446	446	(1)%	(1)%
Prudential Capital		19	42	42	(55)%	(55)%
Total UK operations		1,656	1,241	1,241	33%	33%
Total segment profit		4,682	3,824	3,928	22%	19%

Other income and expenditure
Investment return and other income		14	15	15	(7)%	(7)%
Interest payable on core structural borrowings		(312)	(341)	(341)	9%	9%
Corporate expenditurenote (ii)		(319)	(293)	(293)	(9)%	(9)%
Total		(617)	(619)	(619)	- %	- %
Solvency II implementation costs		(43)	(28)	(28)	(54)%	(54)%
Restructuring costs note (iii)		(15)	(14)	(14)	(7)%	(7)%
Results of the sold PruHealth and PruProtect businesses*		-	23	23	n/a	n/a
Operating profit based on longer-term investment returns		4,007	3,186	3,290	26%	22%
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(737)	(574)	(650)	(28)%	(13)%
Amortisation of acquisition accounting adjustmentsnote (iv)		(76)	(79)	(85)	4%	11%
Gain on sale of PruHealth and PruProtect businessesnote (v)		-	86	86	n/a	n/a
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		(46)	-	-	n/a	n/a
Costs of domestication of Hong Kong branchnote (vi)		-	(5)	(5)	n/a	n/a
Profit before tax attributable to shareholders		3,148	2,614	2,636	20%	19%

		2015	2014		%
			AER	CER	2015 vs 2014 AER	2015 vs 2014 CER
Basic earnings per share (in pence)	B6		note (vii)	note (vii)	note (vii)	note (vii)
Based on operating profit based on longer-term investment returns		125.8p	96.6p	99.5p	30%	26%
Based on profit for the year		101.0p	86.9p	87.9p	16%	15%

*	In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Notes
(i)
The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminates at the end of 2016.

(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii)	Restructuring costs are incurred in the UK and represent one-off business development expenses.
(iv)	Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.
(v)	In November 2014, PAC completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited.
(vi)	On 1 January 2014, the Hong Kong branch of the Prudential Assurance Company Limited was transferred to separate subsidiaries established in Hong Kong.
(vii)	For definitions of AER and CER refer to note A1.

B1.2	Short-term fluctuations in investment returns on shareholder-backed business

	2015 £m	2014 £m
Insurance operations:
Asia note (i)	(119)	178
US note (ii)	(424)	(1,103)
UK note (iii)	(120)	464
Other operationsnote (iv)	(74)	(113)
Total	(737)	(574)

Notes
(i)	Asia insurance operations
            In Asia, the negative short-term fluctuations of £(119) million (2014: positive £178 million) primarily reflect net unrealised movements on bond holdings following rises in bond yields across the region during the year.

(ii)	US insurance operations

The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £93 million as shown in note C5.1(b) (2014: £653 million) and comprise amounts in respect of the following items:

	2015 £m	2014 £m
Net equity hedge resultnote (a)	(504)	(1,574)
Other than equity-related derivativesnote (b)	29	391
Debt securities note (c)	1	47
Equity-type investments: actual less longer-term return	19	16
Other items	31	17
Total	(424)	(1,103)

Notes
(a) Net equity hedge result

The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson’s variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described below.

The result comprises the net effect of:

–	The accounting value movements on the variable and fixed index annuity guarantee liabilities;
–	Adjustments in respect of fee assessments and claim payments;
–	Fair value movements on free standing equity derivatives; and
–	Related changes to DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins,.

Movements in the accounting values of the variable annuity guarantee liabilities include those for:

–
The Guaranteed Minimum Death Benefit (GMDB), and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are valued under the US GAAP insurance measurement basis applied for IFRS in a way that is substantially less sensitive to the effect of equity market and interest rate changes. These represent the majority of the guarantees offered by Jackson; and

–
The ‘not for life’ portion of GMWB embedded derivative liabilities which are required to be fair valued. Fair value movements on these liabilities include the effects of changes to levels of equity markets, implied volatility and interest rates.

The free-standing equity derivatives are held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

–	The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ GAAP;
–	The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
–	Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)                Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

–	Fair value movements on free standing, other than equity-related derivatives;
–	Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
–	Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.

The direct Guaranteed Minimum Income Benefit (GMIB) liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled, it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

–
The fair value movements booked in the income statement on the derivative programme being in respect of the management of  interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;

–	Fair value movements on Jackson’s debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
–	The mixed measurement model that applies for the GMIB and its reinsurance.

(c)	Short-term fluctuations related to debt securities

	2015 £m	2014 £m
Short-term fluctuations relating to debt securities
Credits (charges) in the year:
Losses on sales of impaired and deteriorating bonds	(54)	(5)
Bond write downs	(37)	(4)
Recoveries / reversals	18	19
Total (charges) credits in the year	(73)	10
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	83	78
	10	88
Interest-related realised gains:
Arising in the year	102	63
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(108)	(87)
	(6)	(24)
Related amortisation of deferred acquisition costs	(3)	(17)
Total short-term fluctuations related to debt securities	1	47

Note
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2015 is based on an average annual risk margin reserve of 23 basis points (2014: 24 basis points) on average book values of US$54.6 billion (2014: US$54.5 billion) as shown below:

	2015				2014
Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	28,185	0.13	(37)	(24)	27,912	0.12	(34)	(21)
Baa1, 2 or 3	24,768	0.25	(62)	(40)	24,714	0.25	(62)	(38)
Ba1, 2 or 3	1,257	1.17	(15)	(10)	1,390	1.23	(17)	(10)
B1, 2 or 3	388	3.08	(12)	(8)	385	3.04	(12)	(7)
Below B3	35	3.70	(1)	(1)	92	3.70	(4)	(2)
Total	54,633	0.23	(127)	(83)	54,493	0.24	(129)	(78)

Related amortisation of deferred acquisition costs (see below)			24	16			25	15
Risk margin reserve charge to operating profit for longer-term credit related losses			(103)	(67)			(104)	(63)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax charge for unrealised losses on debt securities classified as available-for-sale net of related change in amortisation of deferred acquisition costs of £(968) million (2014: net unrealised gains of £869 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b).

(iii)	UK insurance operations
The negative short-term fluctuations in investment returns for UK insurance operations of £(120) million (2014: positive £464 million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the rise in bond yields since the end of 2014.

(iv)	Other
The negative short-term fluctuations in investment returns for other operations of £(74) million (2014: negative £(113) million) include unrealised value movements on investments and foreign exchange items.

(v)	Default losses
The Group did not experience any default losses on its shareholder-backed debt securities portfolio in 2015 or 2014.

B1.3	Determining operating segments and performance measure of operating segments

Operating segments
The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
–Asia	–Eastspring Investments
–US (Jackson)	–US broker-dealer and asset management
–UK	–M&G
–Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting. Prior to 2015, the Group incorporated Prudential Capital into the M&G operating segment for the purposes of segment reporting. To better reflect the economic characteristics of the two businesses, the Group has in 2015 made a change to present Prudential Capital as a separate reportable segment rather than aggregating this segment within M&G.

Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

–	Short-term fluctuations in investment returns on shareholder-backed business*;
–	Gain on the sale of the Group’s stake in the PruHealth and PruProtect businesses in 2014;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
–	The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015. See note D1 for further details; and
–	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

*	Including the impact of short-term market effects on the carrying value of Jackson guarantee liabilities and related derivatives as explained below.

Determination of operating profit based on longer-term investment return for investment and liability movements:

(a)	General principles
(i)	UK style with-profits business
The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)	Unit-linked business
The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)	US variable annuity and fixed index annuity business
This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv)	Business where policyholder liabilities are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.

(v)	Other shareholder-financed business
The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans
Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–
Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and

–	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2015, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £567 million (2014: £467 million).

Equity type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

(b)	Asia insurance operations
(i)	Business where policyholder liabilities are sensitive to market conditions
For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii)	Other Asia shareholder-financed business
Debt securities
For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities
For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £840 million as at 31 December 2015 (2014: £932 million). The rates of return applied in the years 2015 and 2014 ranged from 2.73 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)	US Insurance operations
(i)	Separate account business
For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)	US variable and fixed index annuity business
The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii):

–	Fair value movements for equity-based derivatives;
–
Fair value movements for embedded derivatives for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);

–
Movements in the accounts carrying value of Guaranteed Minimum Death Benefit and the ‘for life’  portion of Guaranteed Minimum Withdrawal Benefits and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

–	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
–	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee minimum income benefit
The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)	Other derivative value movements
The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)	Other US shareholder-financed business
Debt securities
Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

Equity-type securities
As at 31 December 2015, the equity-type securities for US insurance non-separate account operations amounted to £1,004 million (2014: £1,094 million). For these operations, the longer-term rates of return for income and capital applied in 2015 and 2014, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows:

	2015	2014

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.4%	6.2% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 8.4%	8.2% to 8.7%

(d)	UK Insurance operations
(i)	Shareholder-backed annuity business
For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

–	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
–	Credit experience compared to assumptions; and
–	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)	Non-linked shareholder-financed business
For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)	Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B2	Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

			2015 £m			2014 £m
	M&G	Prudential Capital	US	Eastspring Investments	Total	Total
Revenue (excluding NPH broker-dealer fees)	1,237	54	321	352	1,964	2,008
NPH broker-dealer feesnote (i)	-	-	522	-	522	503
Gross revenue	1,237	54	843	352	2,486	2,511
Charges (excluding NPH broker-dealer fees)	(810)	(99)	(310)	(278)	(1,497)	(1,477)
NPH broker-dealer feesnote (i)	-	-	(522)	-	(522)	(503)
Gross charges	(810)	(99)	(832)	(278)	(2,019)	(1,980)
Share of profit from joint ventures and associates, net of related tax	14	-	-	41	55	42
Profit before tax	441	(45)	11	115	522	573
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	442	19	11	115	587	590
Short-term fluctuations in investment returns	(1)	(64)	-	-	(65)	(17)
Profit before tax	441	(45)	11	115	522	573

Notes
(i)	The segment revenue of the Group’s asset management operations includes:
            NPH broker-dealer fees which represent commissions received that are then paid on to the writing brokers on sales of investment products. To reflect their commercial nature the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows separately the amounts attributable to this item so that the underlying revenue and charges can be seen.

(ii)	M&G operating profit based on longer-term investment returns:

	2015 £m	2014 £m
Asset management fee income	934	953
Other income	5	1
Staff costs	(293)	(351)
Other costs	(240)	(203)
Underlying profit before performance-related fees	406	400
Share of associate results	14	13
Performance-related fees	22	33
Total M&G operating profit based on longer-term investment returns	442	446

            The revenue for M&G of £961 million (2014: £987 million), comprising the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £1,237 million shown in the main table of this note. This is because the £961 million (2014: £987 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

B3	Acquisition costs and other expenditure

	2015 £m	2014 £m
Acquisition costs incurred for insurance policies	(3,275)	(2,668)
Acquisition costs deferred less amortisation of acquisition costs	431	916
Administration costs and other expenditure	(4,746)	(4,486)
Movements in amounts attributable to external unit holders of consolidated investment funds	(618)	(514)
Total acquisition costs and other expenditure	(8,208)	(6,752)

B4	Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the 2015 results:

(a)	Asia insurance operations
In 2015, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a profit of £62 million (2014: £49 million) representing a number of non-recurring items, none of which are individually significant.

(b)       UK insurance operations
Annuity business
Allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL, the principal company which writes the UK’s shareholder-backed business, based on the asset mix at these dates are shown below.

	31 Dec 2015 (bps)			31 Dec 2014 (bps)
	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS
Bond spread over swap rates note (i)	171	-	171	143	-	143
Credit risk allowance:
Long-term expected defaults note (ii)	13	-	13	14	-	14
Additional provisionsnote (iii)	42	(12)	30	44	(12)	32
Total credit risk allowance	55	(12)	43	58	(12)	46
Liquidity premium	116	12	128	85	12	97

Notes
(i)	Bond spread over swap rates reflect market observed data.
(ii)
Long-term expected defaults are derived by applying Moody’s data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch.

(iii)
Additional provisions comprise credit risk premium, which is derived from Moody’s data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to ‘best estimate’.

Movement in the credit risk allowance for PRIL
The movement during 2015 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis	IFRS
	Total (bps)	Total (bps)

Total allowance for credit risk at 31 December 2014	58	46
Credit rating changes	2	1
Asset trading	(2)	(2)
Other effects (including for new business)	(3)	(2)
Total allowance for credit risk at 31 December 2015	55	43

Overall, the movement has led to the credit allowance for Pillar 1 purposes to be 32 per cent (2014: 41 per cent) of the bond spread over swap rates. For IFRS purposes it represents 25 per cent (2014: 32 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2015 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn
PRIL	1.9	1.5
PAC non-profit sub-fund	0.2	0.1
Total 31 December 2015	2.1	1.6

Total 31 December 2014	2.2	1.7

Other assumption changes
For the shareholder-backed business, in addition to the movement in the credit risk allowance discussed above, the net effect of routine changes to assumptions in 2015, was a credit of £31 million (2014: £28 million).

Other one-off transactions
During 2015 the UK insurance operations entered into additional longevity reinsurance transactions to extend total coverage from £2.3 billion of annuity liabilities at the start of the year to £8.7 billion at the end of 2015 (on a Pillar 1 basis). Overall these transactions generated profit of £231 million (2014: £30 million). Of the £231 million, £170 million relates to transactions undertaken in the second half of 2015 covering £4.8 billion of annuity liabilities (on a Pillar 1 basis). These transactions together with other specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime, gave rise to IFRS operating profit in the second of 2015 of £339 million in total, which is not expected to recur in future periods.

B5	Tax charge

(a)	Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2015 £m			2014 £m
Tax charge	Current tax	Deferred tax	Total	Total
UK tax	(218)	69	(149)	(578)
Overseas tax	(516)	(77)	(593)	(360)
Total tax (charge) credit	(734)	(8)	(742)	(938)

The current tax charge of £734 million includes £35 million (2014: £37 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2015 £m			2014 £m
Tax charge	Current tax	Deferred tax	Total	Total
Tax charge to policyholders' returns	(188)	15	(173)	(540)
Tax charge attributable to shareholders	(546)	(23)	(569)	(398)
Total tax (charge) credit	(734)	(8)	(742)	(938)

The principal reason for the decrease in the tax charge attributable to policyholders' returns is a reduction in the current tax owing to a significant decrease on investment returns in the second half of the year in the with-profits life fund in the UK insurance operations.

(b)	Reconciliation of effective tax rate

Reconciliation of tax charge on profit attributable to shareholders

	2015 £m
	Asia insurance operations	US insurance operations	UK Insurance operations	Other operations	Total
Operating profit based on longer-term investment returns	1,209	1,691	1,195	(88)	4,007
Non-operating profit	(173)	(492)	(120)	(74)	(859)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	(162)	3,148
Expected tax rate*	24%	35%	20%	20%	27%
Tax at the expected rate	249	420	215	(32)	852
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(42)	(10)	(2)	(9)	(63)
Deductions not allowable for tax purposes	15	5	7	6	33
Items related to taxation of life insurance businesses	(20)	(113)	-	-	(133)
Deferred tax adjustments	10	-	-	(11)	(1)
Effect of results of joint ventures and associates	(37)	-	-	(13)	(50)
Irrecoverable withholding taxes	-	-	-	28	28
Other	(4)	(1)	6	2	3
Total	(78)	(119)	11	3	(183)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	5	(65)	(7)	-	(67)
Movements in provisions for open tax matters	(6)	-	-	(5)	(11)
Impact of changes in local statutory tax rates	(5)	-	(16)	(1)	(22)
Total	(6)	(65)	(23)	(6)	(100)

Total actual tax charge/(credit)	165	236	203	(35)	569
Analysed into:
Tax on operating profit based on longer-term investment returns	180	408	227	(19)	796
Tax on non-operating profit	(15)	(172)	(24)	(16)	(227)
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	15%	24%	19%	22%	20%
Excluding non-recurring tax reconciling items	15%	28%	21%	15%	22%
Total profit	16%	20%	19%	22%	18%

	2014 £m
	Asia insurance operations	US insurance operations	UK Insurance operations†	Other operations†	Total
Operating profit based on longer-term investment returns	1,050	1,431	753	(48)	3,186
Non-operating profit	170	(1,174)	545	(113)	(572)
Profit (loss) before tax attributable to shareholders	1,220	257	1,298	(161)	2,614
Expected tax rate*	22%	35%	21%	22%	23%
Tax at the expected rate	268	90	273	(35)	596
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(17)	(6)	-	(2)	(25)
Deductions not allowable for tax purposes	13	-	7	9	29
Items related to taxation of life insurance businesses	(44)	(76)	-	-	(120)
Deferred tax adjustments	(8)	-	(7)	(11)	(26)
Effect of results of joint ventures and associates	(40)	-	(8)	(10)	(58)
Irrecoverable withholding taxes	-	-	-	27	27
Other	(4)	1	(4)	7	-
Total	(100)	(81)	(12)	20	(173)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(2)	(1)	3	(7)	(7)
Movements in provisions for open tax matters	7	-	-	(26)	(19)
Impact of changes in local statutory tax rates	(1)	-	2	-	1
Total	4	(1)	5	(33)	(25)

Total actual tax charge/(credit)	172	8	266	(48)	398
Analysed into:
Tax on operating profit based on longer-term investment returns	171	419	163	(29)	724
Tax on non-operating profit	1	(411)	103	(19)	(326)
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	16%	29%	22%	60%	23%
Excluding non-recurring tax reconciling items	16%	29%	21%	(8)%	24%
Total profit	14%	3%	21%	30%	15%
*
The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profit of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profit of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profit.

†
In order to show the UK insurance business on a comparable basis, the full year 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses from the UK insurance operations and show it in the column for Other operations.

B6	Earnings per share

		2015
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B5
		£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		4,007	(796)	3,211	125.8p	125.6p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(737)	202	(535)	(21.0)p	(20.9)p
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income	D1	(46)	-	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(76)	25	(51)	(2.0)p	(2.0)p
Based on profit for the year		3,148	(569)	2,579	101.0p	100.9p

		2014
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B5
		£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		3,186	(724)	2,462	96.6p	96.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	299	(275)	(10.8)p	(10.8)p
Gain on sale of PruHealth and PruProtect		86	-	86	3.4p	3.4p
Amortisation of acquisition accounting adjustments		(79)	26	(53)	(2.1)p	(2.1)p
Costs of domestication of Hong Kong branch		(5)	1	(4)	(0.2)p	(0.2)p
Based on profit for the year		2,614	(398)	2,216	86.9p	86.8p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	2015	2014
Weighted average number of shares for calculation of:	(millions)	(millions)
Basic earnings per share	2,553	2,549
Shares under option at end of year	9	9
Number of shares that would have been issued at fair value on assumed option price	(6)	(6)
Diluted earnings per share	2,556	2,552

B7	Dividends

	2015		2014
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
Interim dividend	12.31p	315	11.19p	287
Second interim dividend / Final dividend	26.47p	681	25.74p	658
Special dividend	10.00p	257
Total	48.78p	1,253	36.93p	945
Dividends declared and paid in reporting year:
Current year interim dividend	12.31p	315	11.19p	285
Final dividend for prior year	25.74p	659	23.84p	610
Total	38.05p	974	35.03p	895

Dividend per share
Interim and special dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2014 of 25.74 pence per ordinary share was paid to eligible shareholders on 21 May 2015 and the 2015 interim dividend of 12.31 pence per ordinary share was paid to eligible shareholders on 25 September 2015. From 2016, Prudential will make twice-yearly interim dividend payments to replace final / interim dividend.

The second interim ordinary and special dividend for the year ended 31 December 2015 of 26.47 pence and 10.00 pence per ordinary share respectively will be paid on 20 May 2016 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 29 March 2016 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 27 May 2016. The second interim ordinary and special dividend will be paid on or about 27 May 2016 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 8 March 2016. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C	BALANCE SHEET NOTES

C1	Analysis of Group position by segment and business type

To explain the assets, liabilities and capital of the Group’s businesses more comprehensively, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

C1.1	Group statement of financial position – analysis by segment

		2015 £m								2014 £m
		Insurance operations			Total insurance operations	Asset manage- ment operations	Unallo- cated to a segment (central opera- tions)	Elimin- ation of intra- group debtors and creditors	31 Dec Group Total	31 Dec Group Total
	Note	Asia	US	UK
By operating segment		C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	233	-	-	233	1,230	-	-	1,463	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	2,103	6,168	83	8,354	21	47	-	8,422	7,261
Total		2,336	6,168	83	8,587	1,251	47	-	9,885	8,724
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		-	-	185	185	-	-	-	185	186
Deferred acquisition costs and other intangible assets		42	-	8	50	-	-	-	50	61
Total		42	-	193	235	-	-	-	235	247
Total		2,378	6,168	276	8,822	1,251	47	-	10,120	8,971
Deferred tax assets	C8.1	66	2,448	132	2,646	140	33	-	2,819	2,765
Other non-investment and non-cash assets		3,621	7,205	7,209	18,035	1,504	4,886	(10,142)	14,283	12,781
Investments of long-term business and other operations:
Investment properties		5	5	13,412	13,422	-	-	-	13,422	12,764
Investments in joint ventures and associates accounted for using the equity method		475	-	434	909	125	-	-	1,034	1,017
Loans	C3.4	1,084	7,418	3,571	12,073	885	-	-	12,958	12,841
Equity securities and portfolio holdings in unit trusts		18,532	91,216	47,593	157,341	85	27	-	157,453	144,862
Debt securities	C3.3	28,292	34,071	83,101	145,464	2,204	3	-	147,671	145,251
Other investments		57	1,715	5,486	7,258	94	1	-	7,353	7,623
Deposits		773	-	11,226	11,999	89	-	-	12,088	13,096
Total investments		49,218	134,425	164,823	348,466	3,482	31	-	351,979	337,454
Assets held for sale		-	-	2	2	-	-	-	2	824
Cash and cash equivalents		2,064	1,405	2,880	6,349	1,054	379	-	7,782	6,409
Total assets	C3.1	57,347	151,651	175,322	384,320	7,431	5,376	(10,142)	386,985	369,204

					2015 £m					2014 £m
		Insurance operations
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset manage ment operations	Unallo- cated to a segment (central opera- tions)	Elimin- ation of intra- group debtors and creditors	31 Dec Group Total	31 Dec Group Total
		C2.1	C2.2	C2.3		C2.4

Equity and liabilities
Equity
Shareholders’ equity		3,956	4,154	5,140	13,250	2,332	(2,627)	-	12,955	11,811
Non-controlling interests		1	-	-	1	-	-	-	1	1
Total equity		3,957	4,154	5,140	13,251	2,332	(2,627)	-	12,956	11,812
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		42,084	136,129	83,801	262,014	-	-	(1,261)	260,753	250,038
Investment contract liabilities with discretionary participation features		251	-	42,708	42,959	-	-	-	42,959	39,277
Investment contract liabilities without discretionary participation features		181	2,784	15,841	18,806	-	-	-	18,806	20,224
Unallocated surplus of with-profits funds		2,553	-	10,543	13,096	-	-	-	13,096	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	45,069	138,913	152,893	336,875	-	-	(1,261)	335,614	321,989
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	4,018	-	4,018	3,320
Other		-	169	-	169	275	549	-	993	984
Total	C6.1	-	169	-	169	275	4,567	-	5,011	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2	-	66	179	245	10	1,705	-	1,960	2,263
Borrowings attributable to with-profits operations	C6.2	-	-	1,332	1,332	-	-	-	1,332	1,093
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		-	1,914	1,651	3,565	200	-	-	3,765	2,347
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,802	22	5,049	7,873	-	-	-	7,873	7,357
Deferred tax liabilities	C8.1	734	2,086	1,162	3,982	17	11	-	4,010	4,291
Current tax liabilities		50	3	203	256	50	19	-	325	617
Accruals and deferred income		136	-	447	583	300	69	-	952	947
Other creditors		3,266	1,022	4,591	8,879	3,695	1,183	(8,881)	4,876	4,262
Provisions		119	6	158	283	244	77	-	604	724
Derivative liabilities		140	249	2,125	2,514	283	322	-	3,119	2,323
Other liabilities		1,074	3,047	392	4,513	25	50	-	4,588	4,105
Total		8,321	8,349	15,778	32,448	4,814	1,731	(8,881)	30,112	26,973
Liabilities held for sale	D1	-	-	-	-	-	-	-	-	770
Total liabilities	C3.1	53,390	147,497	170,182	371,069	5,099	8,003	(10,142)	374,029	357,392
Total equity and liabilities		57,347	151,651	175,322	384,320	7,431	5,376	(10,142)	386,985	369,204

C1.2	Group statement of financial position – analysis by business type
		31 Dec 2015 £m							31 Dec 2014 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds	Unit- linked and variable annuity	Non- linked business	Asset manage- ment opera- tions	Unallo- cated to a segment (central opera- tions)	Elimin- ations of Intra- group debtors and creditors	Group Total	Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	233	1,230	-	-	1,463	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	8,354	21	47	-	8,422	7,261
Total		-	-	8,587	1,251	47	-	9,885	8,724
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		185	-	-	-	-	-	185	186
Deferred acquisition costs and other intangible assets		50	-	-	-	-	-	50	61
Total		235	-	-	-	-	-	235	247
Total		235	-	8,587	1,251	47	-	10,120	8,971
Deferred tax assets	C8.1	83	1	2,562	140	33	-	2,819	2,765
Other non-investment and non-cash assets		3,649	578	11,174	1,504	4,886	(7,508)	14,283	12,781
Investments of long-term business and other operations:
Investment properties		11,115	705	1,602	-	-	-	13,422	12,764
Investments in joint ventures and associates accounted for using the equity method		434	-	475	125	-	-	1,034	1,017
Financial investments:
Loans	C3.4	2,599	-	9,474	885	-	-	12,958	12,841
Equity securities and portfolio holdings in unit trusts		39,195	117,067	1,079	85	27	-	157,453	144,862
Debt securities	C3.3	60,870	9,290	75,304	2,204	3	-	147,671	145,251
Other investments		5,045	29	2,184	94	1	-	7,353	7,623
Deposits		8,970	1,049	1,980	89	-	-	12,088	13,096
Total investments		128,228	128,140	92,098	3,482	31	-	351,979	337,454
Assets held for sale		2	-	-	-	-	-	2	824
Cash and cash equivalents		2,623	829	2,897	1,054	379	-	7,782	6,409
Total assets		134,820	129,548	117,318	7,431	5,376	(7,508)	386,985	369,204

Equity and liabilities
Equity
Shareholders’ equity		-	-	13,250	2,332	(2,627)	-	12,955	11,811
Non-controlling interests		-	-	1	-	-	-	1	1
Total equity		-	-	13,251	2,332	(2,627)	-	12,956	11,812
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		107,907	125,819	88,792	-	-	-	322,518	309,539
Unallocated surplus of with-profits funds		13,096	-	-	-	-	-	13,096	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	121,003	125,819	88,792	-	-	-	335,614	321,989
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	4,018	-	4,018	3,320
Other		-	-	169	275	549	-	993	984
Total	C6.1	-	-	169	275	4,567	-	5,011	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	4	241	10	1,705	-	1,960	2,263
Borrowings attributable to with-profits operations	C6.2(b)	1,332	-	-	-	-	-	1,332	1,093
Deferred tax liabilities	C8.1	1,326	27	2,629	17	11	-	4,010	4,291
Other non-insurance liabilities		11,159	3,698	12,236	4,797	1,720	(7,508)	26,102	22,682
Liabilities held for sale	D1	-	-	-	-	-	-	-	770
Total liabilities		134,820	129,548	104,067	5,099	8,003	(7,508)	374,029	357,392
Total equity and liabilities		134,820	129,548	117,318	7,431	5,376	(7,508)	386,985	369,204

C2	Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1	Asia insurance operations

		31 Dec 2015 £m				31 Dec 2014 £m
		With-profits business	Unit-linked assets and liabilities	Other business	Total	Total
	Note	note
Assets
Intangible assets attributable to shareholders:
Goodwill		-	-	233	233	233
Deferred acquisition costs and other intangible assets		-	-	2,103	2,103	1,911
Total		-	-	2,336	2,336	2,144
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		42	-	-	42	54
Deferred tax assets		-	1	65	66	84
Other non-investment and non-cash assets		1,981	207	1,433	3,621	3,111
Investments of long-term business and other operations:
Investment properties		-	-	5	5	-
Investments in joint ventures and associates accounted for using the equity method		-	-	475	475	374
Financial investments:
Loans	C3.4	540	-	544	1,084	1,014
Equity securities and portfolio holdings in unit trusts		6,861	10,831	840	18,532	19,200
Debt securities	C3.3	16,335	2,809	9,148	28,292	23,629
Other investments		28	16	13	57	48
Deposits		188	214	371	773	769
Total investments		23,952	13,870	11,396	49,218	45,034
Assets held for sale		-	-	-	-	819
Cash and cash equivalents		863	363	838	2,064	1,684
Total assets		26,838	14,441	16,068	57,347	52,930
Equity and liabilities
Equity
Shareholders’ equity		-	-	3,956	3,956	3,548
Non-controlling interests		-	-	1	1	1
Total equity		-	-	3,957	3,957	3,549
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		19,642	13,355	9,519	42,516	40,068
Unallocated surplus of with-profits funds		2,553	-	-	2,553	2,102
Total	C4.1(b)	22,195	13,355	9,519	45,069	42,170
Deferred tax liabilities		474	27	233	734	719
Other non-insurance liabilities		4,169	1,059	2,359	7,587	5,722
Liabilities held for sale		-	-	-	-	770
Total liabilities		26,838	14,441	12,111	53,390	49,381
Total equity and liabilities		26,838	14,441	16,068	57,347	52,930
Note
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

C2.2	US insurance operations

		31 Dec 2015 £m			31 Dec 2014 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Total
	Note	note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles		-	6,168	6,168	5,197
Total		-	6,168	6,168	5,197
Deferred tax assets		-	2,448	2,448	2,343
Other non-investment and non-cash assetsnote (ii)		-	7,205	7,205	6,617
Investments of long-term business and other operations:
Investment properties		-	5	5	28
Financial investments:
Loans	C3.4	-	7,418	7,418	6,719
Equity securities and portfolio holdings in unit trustsnote (iii)		91,022	194	91,216	82,081
Debt securities	C3.3	-	34,071	34,071	32,980
Other investmentsnote (iv)		-	1,715	1,715	1,670
Total investments		91,022	43,403	134,425	123,478
Cash and cash equivalents		-	1,405	1,405	904
Total assets		91,022	60,629	151,651	138,539
Equity and liabilities
Equity
Shareholders’ equitynote (v)		-	4,154	4,154	4,067
Total equity		-	4,154	4,154	4,067
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		91,022	47,891	138,913	126,746
Total	C4.1(c)	91,022	47,891	138,913	126,746
Core structural borrowings of shareholder-financed operations		-	169	169	160
Operational borrowings attributable to shareholder-financed operations		-	66	66	179
Deferred tax liabilities		-	2,086	2,086	2,308
Other non-insurance liabilities		-	6,263	6,263	5,079
Total liabilities		91,022	56,475	147,497	134,472
Total equity and liabilities		91,022	60,629	151,651	138,539

Notes
(i)
These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account, eg, in respect of guarantees are shown within other business.

(ii)
Included within other non-investment and non-cash assets of £7,205 million (2014: £6,617 million) were balances of £6,211 million (2014: £5,979 million) for reinsurers’ share of insurance contract liabilities. Of the £6,211 million as at 31 December 2015, £5,388 million related to the reinsurance ceded by the REALIC business (2014: £5,174 million). Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2015, the funds withheld liability of £2,347 million (2014: £2,201 million) was recorded within other non-insurance liabilities.

(iii)	Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.
(iv)	Other investments comprise:

	2015 £m	2014 £m
Derivative assets*	905	916
Partnerships in investment pools and other**	810	754
	1,715	1,670
*
After taking account of the derivative liabilities of £249 million (2014: £251 million), which are included in other non-insurance liabilities, the derivative position for US operations is a net asset of £656 million (2014: £665 million).

**
Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 162 (2014: 164) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(v)	Changes in shareholders’ equity:

	2015 £m	2014 £m
Operating profit based on longer-term investment returns B1.1	1,691	1,431
Short-term fluctuations in investment returns B1.2	(424)	(1,103)
Amortisation of acquisition accounting adjustments arising from the purchase of REALIC	(68)	(71)
Profit before shareholder tax	1,199	257
Tax B5	(236)	(8)
Profit for the year	963	249

	2015 £m	2014 £m
Profit for the year (as above)	963	249
Items recognised in other comprehensive income:
Exchange movements	230	235
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding (losses) gains arising during the year	(1,256)	1,039
Less: net gains included in the income statement on disposal and impairment	(49)	(83)
Total unrealised valuation movements	(1,305)	956
Related change in amortisation of deferred acquisition costs C5.1(b)	337	(87)
Related tax	339	(304)
Total other comprehensive (loss) income	(399)	800
Total comprehensive income for the year	564	1,049
Dividends, interest payments to central companies and other movements	(477)	(428)
Net increase in equity	87	621
Shareholders’ equity at beginning of year	4,067	3,446
Shareholders’ equity at end of year	4,154	4,067

C2.3	UK insurance operations

Of the total investments of £165 billion in UK insurance operations, £104 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

		31 Dec 2015 £m						31 Dec 2014 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with -profits sub-fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Total	Total
By operating segment	Note	note (i)	note (ii)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		-	-	-	83	83	83	86
Total		-	-	-	83	83	83	86
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		-	185	-	-	-	185	186
Deferred acquisition costs		-	8	-	-	-	8	7
Total		-	193	-	-	-	193	193
Total		-	193	-	83	83	276	279
Deferred tax assets		1	82	-	49	49	132	132
Other non-investment and non-cash assets		171	4,131	371	2,536	2,907	7,209	6,826
Investments of long-term business and other operations:
Investment properties		358	10,757	705	1,592	2,297	13,412	12,736
Investments in joint ventures and associates accounted for using the equity method		-	434	-	-	-	434	536
Financial investments:
Loans	C3.4	61	1,998	-	1,512	1,512	3,571	4,254
Equity securities and portfolio holdings in unit trusts		2,530	29,804	15,214	45	15,259	47,593	43,468
Debt securities	C3.3	2,331	42,204	6,481	32,085	38,566	83,101	86,349
Other investmentsnote (iii)		210	4,807	13	456	469	5,486	5,782
Deposits		399	8,383	835	1,609	2,444	11,226	12,253
Total investments		5,889	98,387	23,248	37,299	60,547	164,823	165,378
Properties held for sale		-	2	-	-	-	2	5
Cash and cash equivalents		169	1,591	466	654	1,120	2,880	2,457
Total assets		6,230	104,386	24,085	40,621	64,706	175,322	175,077

		31 Dec 2015 £m						31 Dec 2014 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with-profits sub-fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Total	Total
	Note	note (i)	note (ii)				note (iv)
Equity and liabilities
Equity
Shareholders’ equity		-	-	-	5,140	5,140	5,140	3,804
Total equity		-	-	-	5,140	5,140	5,140	3,804
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		5,919	83,607	21,442	31,382	52,824	142,350	144,088
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)		-	10,543	-	-	-	10,543	10,348
Total	C4.1(d)	5,919	94,150	21,442	31,382	52,824	152,893	154,436
Operational borrowings attributable to shareholder-financed operations		-	-	4	175	179	179	74
Borrowings attributable to with-profits funds		12	1,320	-	-	-	1,332	1,093
Deferred tax liabilities		31	821	-	310	310	1,162	1,228
Other non-insurance liabilities		268	8,095	2,639	3,614	6,253	14,616	14,442
Total liabilities		6,230	104,386	24,085	35,481	59,566	170,182	171,273
Total equity and liabilities		6,230	104,386	24,085	40,621	64,706	175,322	175,077

Notes
(i)
The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

(ii)
The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £10.8 billion (2014: £11.7 billion) of non-profits annuities liabilities. The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 4 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.

(iii)	Other investments comprise:

	2015 £m	2014 £m
Derivative assets*	1,930	2,344
Partnerships in investment pools and other**	3,556	3,438
	5,486	5,782
*
After taking account of derivative liabilities of £2,125 million (2014: £1,381 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £195 million (2014: net asset of £963 million).

**
Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

(iv)
The shareholders’ equity at 31 December 2015 includes the effect of a classification change of £702 million from Other operations to UK insurance operations in order to align with Solvency II segmental reporting, with no overall effect on the Group’s shareholders’ equity.

C2.4	Asset management operations

		31 Dec 2015 £m					31 Dec 2014 £m
		M&G	Prudential Capital	US	Eastspring Investments	Total	Total
	Note
Assets
Intangible assets:
Goodwill		1,153	-	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets		16	-	3	2	21	21
Total		1,169	-	19	63	1,251	1,251
Other non-investment and non-cash assets		715	614	236	79	1,644	1,605
Investments in joint ventures and associates accounted for using the equity method		29	-	-	96	125	107
Financial investments:
Loans	C3.4	-	885	-	-	885	854
Equity securities and portfolio holdings in unit trusts		70	-	-	15	85	79
Debt securities	C3.3	-	2,204	-	-	2,204	2,293
Other investments		15	74	5	-	94	121
Deposits		-	-	50	39	89	74
Total investments		114	3,163	55	150	3,482	3,528
Cash and cash equivalents		430	415	79	130	1,054	1,044
Total assets		2,428	4,192	389	422	7,431	7,428
Equity and liabilities
Equity
Shareholders’ equity		1,774	70	182	306	2,332	2,077
Total equity		1,774	70	182	306	2,332	2,077
Liabilities
Core structural borrowing of shareholder-financed operations		-	275	-	-	275	275
Operational borrowings attributable to shareholder-financed operations		10	-	-	-	10	6
Intra-group debt represented by operational borrowings at Group level note (i)		-	1,705	-	-	1,705	2,004
Other non-insurance liabilitiesnote (ii)		644	2,142	207	116	3,109	3,066
Total liabilities		654	4,122	207	116	5,099	5,351
Total equity and liabilities		2,428	4,192	389	422	7,431	7,428

Notes
(i)	Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	2015 £m	2014 £m
Commercial Paper	1,107	1,704
Medium Term Notes	598	300
Total intra-group debt represented by operational borrowings at Group level	1,705	2,004

(ii)	Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3         Assets and Liabilities - classification and measurement

C3.1	Group assets and liabilities - classification
The classification of the Group’s assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments, the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 ‘Fair Value Measurement’. The basis applied is summarised below:

	31 December 2015 £m					31 December 2014 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)					note (i)
Assets	Through profit or loss	Available-for-sale				Through profit or loss	Available-for-sale

Intangible assets attributable to shareholders:
Goodwill	-	-	1,463	1,463		-	-	1,463	1,463
Deferred acquisition costs and other intangible assets	-	-	8,422	8,422		-	-	7,261	7,261
Total	-	-	9,885	9,885		-	-	8,724	8,724
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	185	185		-	-	186	186
Deferred acquisition costs and other intangible assets	-	-	50	50		-	-	61	61
Total	-	-	235	235		-	-	247	247
Total intangible assets	-	-	10,120	10,120		-	-	8,971	8,971
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	1,197	1,197		-	-	978	978
Reinsurers’ share of insurance contract liabilities	-	-	7,903	7,903		-	-	7,167	7,167
Deferred tax assets	-	-	2,819	2,819		-	-	2,765	2,765
Current tax recoverable	-	-	477	477		-	-	117	117
Accrued investment income	-	-	2,751	2,751	2,751	-	-	2,667	2,667	2,667
Other debtors	-	-	1,955	1,955	1,955	-	-	1,852	1,852	1,852
Total	-	-	17,102	17,102		-	-	15,546	15,546
Investments of long-term business and other operations:note (ii)
Investment properties	13,422	-	-	13,422	13,422	12,764	-	-	12,764	12,764
Investments accounted for using the equity method	-	-	1,034	1,034		-	-	1,017	1,017
Loans	2,438	-	10,520	12,958	13,482	2,291	-	10,550	12,841	13,548
Equity securities and portfolio holdings in unit trusts	157,453	-	-	157,453	157,453	144,862	-	-	144,862	144,862
Debt securities	113,687	33,984	-	147,671	147,671	112,354	32,897	-	145,251	145,251
Other investments	7,353	-	-	7,353	7,353	7,623	-	-	7,623	7,623
Deposits	-	-	12,088	12,088	12,088	-	-	13,096	13,096	13,096
Total investments	294,353	33,984	23,642	351,979		279,894	32,897	24,663	337,454
Assets held for sale	2	-	-	2	2	824	-	-	824	824
Cash and cash equivalents	-	-	7,782	7,782	7,782	-	-	6,409	6,409	6,409
Total assets	294,355	33,984	58,646	386,985		280,718	32,897	55,589	369,204

	2015 £m					2014 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
	Through profit or loss	Available-for-sale				Through profit or loss	Available-for-sale
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	260,622	260,622		-	-	250,038	250,038
Investment contract liabilities with discretionary participation features note (iii)	-	-	42,959	42,959		-	-	39,277	39,277
Investment contract liabilities without discretionary participation features	16,022	-	2,784	18,806	18,842	17,554	-	2,670	20,224	20,211
Unallocated surplus of with-profits funds	-	-	13,227	13,227		-	-	12,450	12,450
Total	16,022	-	319,592	335,614		17,554	-	304,435	321,989
Core structural borrowings of shareholder-financed operations	-	-	5,011	5,011	5,419	-	-	4,304	4,304	4,925
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	1,960	1,960	1,960	-	-	2,263	2,263	2,263
Borrowings attributable to with-profits operations	-	-	1,332	1,332	1,344	-	-	1,093	1,093	1,108

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	3,765	3,765	3,775	-	-	2,347	2,347	2,361
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,873	-	-	7,873	7,873	7,357	-	-	7,357	7,357
Deferred tax liabilities	-	-	4,010	4,010		-	-	4,291	4,291
Current tax liabilities	-	-	325	325		-	-	617	617
Accruals and deferred income	-	-	952	952		-	-	947	947
Other creditors	322	-	4,554	4,876	4,876	327	-	3,935	4,262	4,262
Provisions	-	-	604	604		-	-	724	724
Derivative liabilities	3,119	-	-	3,119	3,119	2,323	-	-	2,323	2,323
Other liabilities	2,347	-	2,241	4,588	4,588	2,201	-	1,904	4,105	4,105
Total	13,661	-	16,451	30,112		12,208	-	14,765	26,973
Liabilities held for sale	-	-	-	-		770	-	-	770	770
Total liabilities	29,683	-	344,346	374,029		30,532	-	326,860	357,392

Notes
(i)
Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii)	Realised gains and losses on the Group’s investments for 2015 recognised in the income statement amounted to a net gain of £3.0 billion (2014: £2.9 billion).
(iii)
The carrying value of investment contracts with discretionary participation features is on IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

C3.2	Group assets and liabilities - measurement

(a)	Determination of fair value
The fair values of the assets and liabilities of the Group as shown in this note have been determined on the following bases.
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans have been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)	Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2015 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	35,441	3,200	554	39,195
Debt securities	20,312	40,033	525	60,870
Other investments (including derivative assets)	85	1,589	3,371	5,045
Derivative liabilities	(110)	(1,526)	-	(1,636)
Total financial investments, net of derivative liabilities	55,728	43,296	4,450	103,474
Percentage of total	54%	42%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	116,691	354	22	117,067
Debt securities	4,350	4,940	-	9,290
Other investments (including derivative assets)	5	20	4	29
Derivative liabilities	(2)	(16)	-	(18)
Total financial investments, net of derivative liabilities	121,044	5,298	26	126,368
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed
Loans	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	1,150	10	31	1,191
Debt securities	17,767	59,491	253	77,511
Other investments (including derivative assets)	-	1,378	901	2,279
Derivative liabilities	-	(1,112)	(353)	(1,465)
Total financial investments, net of derivative liabilities	18,917	60,022	3,015	81,954
Percentage of total	23%	73%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	153,282	3,564	607	157,453
Debt securities	42,429	104,464	778	147,671
Other investments (including derivative assets)	90	2,987	4,276	7,353
Derivative liabilities	(112)	(2,654)	(353)	(3,119)
Total financial investments, net of derivative liabilities	195,689	108,616	7,491	311,796
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,022)	-	(16,022)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,782)	(1,055)	(1,036)	(7,873)
Other financial liabilities held at fair value	-	(322)	(2,347)	(2,669)
Total financial instruments at fair value	189,907	91,217	4,108	285,232
Percentage of total	67%	32%	1%	100%
*Loans in the above table are those classified as fair value through profit and loss in note C3.1.

	31 Dec 2014 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	31,136	2,832	694	34,662
Debt securities	16,415	42,576	582	59,573
Other investments (including derivative assets)	96	1,997	3,252	5,345
Derivative liabilities	(72)	(1,024)	-	(1,096)
Total financial investments, net of derivative liabilities	47,575	46,381	4,528	98,484
Percentage of total	48%	47%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	108,392	336	21	108,749
Debt securities	4,509	6,375	11	10,895
Other investments (including derivative assets)	4	29	-	33
Derivative liabilities	(10)	(12)	-	(22)
Total financial investments, net of derivative liabilities	112,895	6,728	32	119,655
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	1,303	116	32	1,451
Debt securities	15,806	58,780	197	74,783
Other investments (including derivative assets)	-	1,469	776	2,245
Derivative liabilities	-	(867)	(338)	(1,205)
Total financial investments, net of derivative liabilities	17,109	59,764	2,692	79,565
Percentage of total	22%	75%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	140,831	3,284	747	144,862
Debt securities	36,730	107,731	790	145,251
Other investments (including derivative assets)	100	3,495	4,028	7,623
Derivative liabilities	(82)	(1,903)	(338)	(2,323)
Total financial investments, net of derivative liabilities	177,579	112,873	7,252	297,704
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,554)	-	(17,554)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,395)	(671)	(1,291)	(7,357)
Other financial liabilities held at fair value	-	(327)	(2,201)	(2,528)
Total financial instruments at fair value	172,184	94,321	3,760	270,265
Percentage of total	64%	35%	1%	100%
*Loans in the above table are those classified as fair value through profit or loss in note C3.1.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan life business included a net financial instruments balance of £844 million, primarily for equity securities and debt securities. Of this amount, £814 million was  classified as level 1 and £30 million as level 2.

Investment properties at fair value
	£m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
2015	-	-	13,422	13,422
2014	-	-	12,764	12,764

(c)	Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £104,464 million at 31 December 2015 (2014: £107,731 million), £10,331 million are valued internally (2014: £10,093 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)      Fair value measurements for level 3 fair valued assets and liabilities

Valuation approach for level 3 fair valued assets and liabilities
Financial instruments at fair value
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group’s risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties’ valuations.

At 31 December 2015, the Group held £4,108 million (2014: £3,760 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2014: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

Included within these amounts were loans of £2,183 million at 31 December 2015 (2014: £2,025 million), measured as the loan outstanding balance, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,347 million at 31 December 2015 (2014: £2,201 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(164) million (2014: £(176) million), the level 3 fair valued financial assets net of financial liabilities were £4,272 million (2014: £3,936 million). Of this amount, a net liability of £(77) million (2014: net asset of £11 million) were internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2014: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability were:

(a)
Debt securities of £381 million (2014: £298 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

(b)
Private equity and venture investments of £852 million (2014: £1,002 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third parties.

(c)
Liabilities of £(1,013) million (2014: £(1,269) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.

(d)
Derivative liabilities of £(353) million (2014: £(23) million) which are valued internally using standard market practices but are subject to independent assessment against external counterparties’ valuations.

(e)	Other sundry individual financial investments of £56 million (2014: £3 million).

Of the internally valued net liability referred to above of £(77) million (2014: net asset of £11 million):

(a)
A net asset of £29 million (2014: net liability of £(133) million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.

(b)
A net liability of £(106) million (2014: net asset of £144 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £11 million (2014: £14 million), which would reduce shareholders’ equity by this amount before tax. Of this amount, a decrease of £10 million (2014: a decrease of £13 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (2014: a decrease of £1 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Other assets at fair value – investment properties
The investment properties of the Group are principally held by the UK insurance operations which are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties which are virtually identical to Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

(e)	Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During 2015, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to level 2 of £648 million and transfers from level 2 to level 1 of £283 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, in 2015, the transfers into level 3 were £136 million and the transfers out of level 3 were £92 million. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

(f)	Valuation processes applied by the Group
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3	Debt securities

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 31 December 2015 provided in the notes below.

	2015 £m	2014 £m
Insurance operations:
Asia note (a)	28,292	23,629
US note (b)	34,071	32,980
UK note (c)	83,101	86,349
Other operationsnote (d)	2,207	2,293
Total	147,671	145,251

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

(a)	Asia insurance operations

	2015 £m				2014 £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P – AAA	831	30	178	1,039	962
S&P – AA+ to AA-	5,997	395	1,228	7,620	6,332
S&P – A+ to A-	1,872	341	1,701	3,914	3,922
S&P – BBB+ to BBB-	1,872	734	1,527	4,133	3,545
S&P – Other	1,778	192	1,213	3,183	1,839
	12,350	1,692	5,847	19,889	16,600
Moody’s – Aaa	558	184	290	1,032	1,282
Moody’s – Aa1 to Aa3	173	9	1,310	1,492	1,141
Moody’s – A1 to A3	497	68	178	743	366
Moody’s – Baa1 to Baa3	324	285	181	790	585
Moody’s – Other	79	10	9	98	68
	1,631	556	1,968	4,155	3,442
Fitch	861	162	389	1,412	1,009
Other	1,493	399	944	2,836	2,578
Total debt securities	16,335	2,809	9,148	28,292	23,629

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan life business included a debt securities balance of £351 million.

The following table analyses debt securities of 'Other business' which are not externally rated by S&P, Moody’s or Fitch.

	2015 £m	2014 £m
Government bonds	162	174
Corporate bonds*	481	654
Other	301	134
	944	962
*	Rated as investment grade by local external ratings agencies.

(b)	US insurance operations
(i)       Overview

	2015 £m	2014 £m

Corporate and government security and commercial loans:
Government	4,242	3,972
Publicly traded and SEC Rule 144A securities*	21,776	20,745
Non-SEC Rule 144A securities	3,733	3,745
Total	29,751	28,462
Residential mortgage-backed securities (RMBS)	1,284	1,567
Commercial mortgage-backed securities (CMBS)	2,403	2,343
Other debt securities	633	608
Total US debt securities†	34,071	32,980
*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

†	Debt securities for US operations included in the statement of financial position comprise:

	2015 £m	2014 £m
Available-for-sale	33,984	32,897
Fair value through profit or loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	87	83
	34,071	32,980

(ii)	Valuation basis, presentation of gains and losses and securities in an unrealised loss position
Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’, debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three-level hierarchy. At 31 December 2015, 0.1 per cent of Jackson’s debt securities were classified as level 3 (31 December 2014: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as available-for-sale. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses on available-for-sale securities
There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,840 million to a net unrealised gain of £592 million as analysed in the table below. This decrease reflects the effects of increasing long-term interest rates and credit spreads.

	2015	Changes in unrealised appreciation**	Foreign exchange translation	2014
		Reflected as part of movement in other comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	13,163			5,899
Unrealised loss	(673)	(464)	(29)	(180)
Fair value (as included in statement of financial position)	12,490			5,719
Assets fair valued at or above book value
Book value*	20,229			25,158
Unrealised gain	1,265	(841)	86	2,020
Fair value (as included in statement of financial position)	21,494			27,178
Total
Book value*	33,392			31,057
Net unrealised gain	592	(1,305)	57	1,840
Fair value (as included in the footnote above in the overview table and the statement of financial position)	33,984			32,897
*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.4739: £1.00.

Debt securities classified as available-for-sale in an unrealised loss position
(a)	Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2015 £m		2014 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	11,058	(320)	5,429	(124)
Between 80% and 90%	902	(144)	245	(37)
Below 80%:
Residential mortgage-backed securities - sub-prime	4	(1)	4	(1)
Commercial mortgage-backed securities	-	-	10	(3)
Other asset-backed securities	9	(7)	9	(6)
Corporates	517	(201)	22	(9)
	530	(209)	45	(19)
Total	12,490	(673)	5,719	(180)

(b)	Unrealised losses by maturity of security

	2015 £m	2014 £m
1 year to 5 years	(51)	(5)
5 years to 10 years	(334)	(90)
More than 10 years	(247)	(54)
Mortgage-backed and other debt securities	(41)	(31)
Total	(673)	(180)

(c)	Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2015 £m			2014 £m

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(13)	(148)	(161)	(18)	(46)	(64)
6 months to 1 year	(17)	(332)	(349)	(1)	(1)	(2)
1 year to 2 years	(16)	(63)	(79)	(6)	(51)	(57)
2 years to 3 years	(3)	(38)	(41)	(1)	(36)	(37)
More than 3 years	(3)	(40)	(43)	(7)	(13)	(20)
Total	(52)	(621)	(673)	(33)	(147)	(180)

Further, the following table shows the age analysis as at 31 December 2015, of the securities whose fair values were below 80 per cent of the book value:

	2015 £m		2014 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	450	(165)	17	(7)
3 months to 6 months	64	(34)	3	(1)
More than 6 months	16	(10)	25	(11)
	530	(209)	45	(19)

(iii)	Ratings
The following table summarises the securities detailed above by rating using S&P, Moody’s, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations.

	2015 £m	2014 £m
S&P – AAA	196	164
S&P – AA+ to AA-	5,512	6,067
S&P – A+ to A-	8,592	8,640
S&P – BBB+ to BBB-	11,378	10,308
S&P – Other	817	1,016
	26,495	26,195
Moody’s – Aaa	963	84
Moody’s – Aa1 to Aa3	41	29
Moody’s – A1 to A3	49	27
Moody’s – Baa1 to Baa3	88	72
Moody’s – Other	13	8
	1,154	220
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,746	2,786
NAIC 2	45	85
NAIC 3-6	17	58
	2,808	2,929
Fitch	345	300
Other **	3,269	3,336
Total debt securities (see overview table in note (i) above)	34,071	32,980
*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

**	The amounts within ‘Other’ which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2015 £m	2014 £m
NAIC 1	1,588	1,322
NAIC 2	1,549	1,890
NAIC 3-6	132	124
	3,269	3,336

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by an external third party, BlackRock Solutions.

(c)	UK insurance operations

	2015 £m
			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2015 Total	2014 Total
						£m	£m
S&P – AAA	216	4,067	984	3,779	531	9,577	9,376
S&P – AA+ to AA-	454	5,627	853	3,990	518	11,442	11,249
S&P – A+ to A-	514	7,937	1,049	6,239	700	16,439	21,491
S&P – BBB+ to BBB-	618	10,953	1,888	3,912	717	18,088	16,741
S&P – Other	140	2,277	244	269	60	2,990	2,867
	1,942	30,861	5,018	18,189	2,526	58,536	61,724
Moody’s – Aaa	31	1,230	106	399	51	1,817	2,063
Moody’s – Aa1 to Aa3	67	2,159	989	3,611	901	7,727	7,129
Moody’s – A1 to A3	51	921	112	1,466	188	2,738	2,686
Moody’s – Baa1 to Baa3	29	569	100	304	29	1,031	1,376
Moody’s – Other	7	244	10	57	-	318	436
	185	5,123	1,317	5,837	1,169	13,631	13,690
Fitch	12	323	43	160	14	552	848
Other	192	5,897	103	3,839	351	10,382	10,087
Total debt securities	2,331	42,204	6,481	28,025	4,060	83,101	86,349

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £10,382 million total debt securities held at 31 December 2015 (2014: £10,087 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2015 £m	2014 £m
Internal ratings or unrated:
AAA to A-	5,570	4,917
BBB to B-	3,234	3,755
Below B- or unrated	1,578	1,415
Total	10,382	10,087

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £4,190 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £1,256 million were internally rated AA+ to AA-, £1,808 million A+ to A-, £988 million BBB+ to BBB-, £60 million BB+ to BB- and £78 million that were internally rated B+ and below or unrated.

(d)	Other operations
The debt securities are principally held by Prudential Capital.

	2015 £m	2014 £m
AAA to A- by S&P or equivalent ratings	2,090	2,056
Other	117	237
Total	2,207	2,293

(e)	Asset-backed securities
The Group’s holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December 2015 is as follows:
	2015 £m	2014 £m
Shareholder-backed operations:
Asia insurance operations note (i)	111	104
US insurance operations note (ii)	4,320	4,518
UK insurance operations (2015: 21% AAA, 40% AA)note (iii)	1,531	1,864
Asset management operationsnote (iv)	911	875
	6,873	7,361
With-profits operations:
Asia insurance operations note (i)	262	228
UK insurance operations (2015: 52% AAA, 20% AA)note (iii)	4,600	5,126
	4,862	5,354
Total	11,735	12,715

Notes
(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £262 million, 84 per cent (31 December 2014: 99 per cent) are investment grade.
(ii)	US insurance operations
US insurance operations’ exposure to asset-backed securities at 31 December 2015 comprises:

	2015 £m	2014 £m
RMBS
RMBS Sub-prime (2015: 4% AAA, 13% AA, 7% A)	191	235
Alt-A (2015: 1% AA, 3% A)	191	244
Prime including agency (2015: 77% AA, 2% A)	902	1,088
CMBS (2015: 57% AAA, 24% AA, 16% A)	2,403	2,343
CDO funds (2015: 44% AAA, 2% AA, 23% A), including £nil exposure to sub-prime	52	53
Other ABS (2015: 24% AAA, 12% AA, 54% A), including £69 million exposure to sub-prime	581	555
Total	4,320	4,518

(iii)	UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,140 million (2014: £1,333 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)	Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £911 million, 95 per cent (2014: 89 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2015 are analysed as follows:

Exposure to sovereign debts

	2015 £m		2014 £m
	Shareholder-backed business	With-profits funds	Shareholder-backed business	With-profits funds
Italy	55	60	62	61
Spain	1	17	1	18
France	19	-	20	-
Germany*	409	358	388	336
Other Eurozone (principally Belgium)	62	44	5	29
Total Eurozone	546	479	476	444
United Kingdom	4,997	1,802	4,104	2,065
United States**	3,911	6,893	3,607	5,771
Other, predominantly Asia	3,368	1,737	2,787	1,714
Total	12,822	10,911	10,974	9,994
*	Including bonds guaranteed by the federal government.
**	The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

Exposure to bank debt securities

	2015 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	2015 Total £m	2014 Total £m
Italy	-	30	30	-	-	-	30	31
Spain	143	11	154	-	-	-	154	133
France	26	126	152	8	66	74	226	249
Germany	66	4	70	-	60	60	130	111
Netherlands	-	31	31	-	-	-	31	124
Other Eurozone	-	20	20	-	11	11	31	53
Total Eurozone	235	222	457	8	137	145	602	701
United Kingdom	423	157	580	6	371	377	957	1,296
United States	-	2,227	2,227	4	226	230	2,457	2,484
Other, predominantly Asia	19	333	352	53	313	366	718	735
Total	677	2,939	3,616	71	1,047	1,118	4,734	5,216

With-profits funds
Italy	-	57	57	-	-	-	57	67
Spain	156	26	182	-	-	-	182	186
France	9	179	188	-	62	62	250	206
Germany	94	17	111	-	-	-	111	128
Netherlands	-	200	200	5	-	5	205	195
Other Eurozone	-	35	35	-	-	-	35	24
Total Eurozone	259	514	773	5	62	67	840	806
United Kingdom	545	289	834	27	490	517	1,351	1,561
United States	-	1,414	1,414	141	241	382	1,796	2,064
Other, predominantly Asia	257	888	1,145	189	322	511	1,656	1,396
Total	1,061	3,105	4,166	362	1,115	1,477	5,643	5,827

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

C3.4	Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

–	Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
–	Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis. See note (b).

The amounts included in the statement of financial position are analysed as follows:

	2015 £m	2014 £m
Insurance operations:
Asianote (a)	1,084	1,014
USnote (b)	7,418	6,719
UKnote (c)	3,571	4,254
Asset management operationsnote (d)	885	854
Total	12,958	12,841

(a)       Asia insurance operations
The loans of the Group’s Asia insurance operations comprise:

	2015 £m	2014 £m
Mortgage loans‡	130	88
Policy loans‡	721	672
Other loans‡‡	233	254
Total Asia insurance operations loans	1,084	1,014
‡	The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡	The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)	US insurance operations
The loans of the Group’s US insurance operations comprise:

	2015 £m			2014 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans†	-	4,367	4,367	-	3,847	3,847
Policy loans††	2,183	868	3,051	2,025	847	2,872
Total US insurance operations loans	2,183	5,235	7,418	2,025	4,694	6,719
†	All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.

††The policy loans are fully secured by individual life insurance policies or annuity policies. Policy loans backing liabilities for funds withheld under reinsurance arrangements are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £8.6 million (2014: £7.2 million). The portfolio has a current estimated average loan to value of 45 per cent (2014: 59 per cent).

At 31 December 2015, Jackson had mortgage loans with a carrying value of £nil (2014: £13 million) where the contractual terms of the agreements had been restructured.

(c)	UK insurance operations
The loans of the Group’s UK insurance operations comprise:

	2015 £m	2014 £m
SAIF and PAC WPSF
Mortgage loans†	727	1,145
Policy loans	8	10
Other loans‡	1,324	1,510
Total SAIF and PAC WPSF loans	2,059	2,665
Shareholder-backed operations
Mortgage loans†	1,508	1,585
Other loans	4	4
Total loans of shareholder-backed operations	1,512	1,589
Total UK insurance operations loans	3,571	4,254
†
The mortgage loans are collateralised by properties. By carrying value, 78 per cent of the £1,508 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent.

‡	Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d)	Asset management operations
These relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2015 £m	2014 £m
Loans and receivables internal ratings:
AAA	-	101
A+ to A-	157	161
BBB+ to BBB-	607	244
BB+ to BB-	119	49
B and other	2	299
Total	885	854

C4	Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1           Movement and duration of liabilities

C4.1(a)                      Group overview
(i)         Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2014	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	11,984	12,061
- Group's share of policyholder liabilities of joint ventures§	3,159	-	-	3,159

Reallocation of unallocated surplus for the domestication of the Hong Kong branch*	1,690	-	(1,690)	-
Net flows:
Premiums	7,058	15,492	7,902	30,452
Surrenders	(2,425)	(5,922)	(5,656)	(14,003)
Maturities/Deaths	(1,259)	(1,307)	(6,756)	(9,322)
Net flows	3,374	8,263	(4,510)	7,127
Shareholders' transfers post tax	(40)	-	(200)	(240)
Investment-related items and other movements	3,480	3,712	14,310	21,502
Foreign exchange translation differences	1,372	7,360	(90)	8,642
As at 31 December 2014 / 1 January 2015	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group's share of policyholder liabilities of joint ventures§	4,215	-	-	4,215

Net flows:
Premiums	7,784	16,699	9,692	34,175
Surrenders	(2,550)	(6,759)	(6,363)	(15,672)
Maturities/Deaths	(1,265)	(1,464)	(6,991)	(9,720)
Net flows	3,969	8,476	(3,662)	8,783
Shareholders' transfers post tax	(43)	-	(214)	(257)
Investment-related items and other movements	(364)	(3,824)	2,319	(1,869)
Foreign exchange translation differences	194	7,515	14	7,723
At 31 December 2015	48,778	138,913	152,893	340,584
Comprising:
- Policyholder liabilities on the consolidated statement of financial position¶	41,255	138,913	142,350	322,518
- Unallocated surplus of with-profits funds on the consolidated statement of financial position†	2,553	-	10,543	13,096
- Group's share of policyholder liabilities of joint ventures§	4,970	-	-	4,970
Average policyholder liability balances͎͎͎͎͎͎͎͎͎͎͎͎͎͎͎͎
2015	44,573	132,830	143,219	320,622
2014	38,993	117,079	139,362	295,434
*
On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

†	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the year and exclude unallocated surplus of with-profits funds.
§
The Group’s investment in joint ventures are accounted for on an equity method basis in the Group’s balance sheet. The Group’s share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.

¶
The policyholder liabilities of the Asia insurance operations of £41,255 million (2014: £38,705 million), shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,261 million (2014: £1,363 million) to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £42,516 million (2014: £40,068 million).

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)	Analysis of movements in policyholder liabilities for shareholder-backed business

	Shareholder-backed business £m
	Asia	US	UK	Total
At 1 January 2014	21,931	107,411	50,779	180,121
Net flows:
Premiums	4,799	15,492	4,951	25,242
Surrenders	(2,218)	(5,922)	(3,149)	(11,289)
Maturities/Deaths	(644)	(1,307)	(2,412)	(4,363)
Net flowsnote (a)	1,937	8,263	(610)	9,590
Investment-related items and other movements	1,859	3,712	4,840	10,411
Foreign exchange translation differences	683	7,360	-	8,043
At 31 December 2014 / 1 January 2015	26,410	126,746	55,009	208,165

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,195	126,746	55,009	203,950
- Group's share of policyholder liabilities relating to joint ventures	4,215	-	-	4,215

At 1 January 2015	26,410	126,746	55,009	208,165
Net flows:
Premiums	4,793	16,699	3,146	24,638
Surrenders	(2,308)	(6,759)	(3,227)	(12,294)
Maturities/Deaths	(618)	(1,464)	(2,613)	(4,695)
Net flowsnote (a)	1,867	8,476	(2,694)	7,649
Investment-related items and other movements	(121)	(3,824)	509	(3,436)
Foreign exchange translation differences	(312)	7,515	-	7,203
At 31 December 2015note (b)	27,844	138,913	52,824	219,581

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,874	138,913	52,824	214,611
- Group's share of policyholder liabilities relating to joint ventures	4,970	-	-	4,970

Notes
(a)	Including net flows of the Group’s insurance joint ventures.
(b)
Policyholder liabilities relating to shareholder-backed business grew by £11.4 billion from £208.2 billion at 31 December 2014 to £219.6 billion at 31 December 2015. The increase reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £7.6 billion in 2015 (2014: £9.6 billion), driven by strong inflows of £8.5 billion in the US and £1.9 billion in Asia, together with a positive £7.2 billion increase from foreign exchange effects following a strengthening of the US dollar.

C4.1(b)                      Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other business	Total
	£m	£m	£m	£m
At 1 January 2014	13,215	13,765	8,166	35,146
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	-	77
- Group's share of policyholder liabilities relating to joint ventures‡	-	1,847	1,312	3,159

Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (b)	1,690	-	-	1,690
Premiums
New business	425	1,337	997	2,759
In-force	1,834	1,375	1,090	4,299
	2,259	2,712	2,087	7,058
Surrenders note (d)	(207)	(1,939)	(279)	(2,425)
Maturities/Deaths	(615)	(40)	(604)	(1,259)
Net flows note (c)	1,437	733	1,204	3,374
Shareholders' transfers post tax	(40)	-	-	(40)
Investment-related items and other movements note (e)	1,621	1,336	523	3,480
Foreign exchange translation differences note (a)	689	375	308	1,372
At 31 December 2014 / 1 January 2015	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,335	1,880	4,215

Premiums
New business	812	1,322	781	2,915
In-force	2,179	1,496	1,194	4,869
	2,991	2,818	1,975	7,784
Surrenders note (d)	(242)	(2,043)	(265)	(2,550)
Maturities/Deaths	(647)	(88)	(530)	(1,265)
Net flows note (c)	2,102	687	1,180	3,969
Shareholders' transfers post tax	(43)	-	-	(43)
Investment-related items and other movements note (e)	(243)	(536)	415	(364)
Foreign exchange translation differencesnote (a)	506	(394)	82	194
At 31 December 2015note (c)	20,934	15,966	11,878	48,778
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	18,381	13,355	9,519	41,255
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	-	2,553
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,611	2,359	4,970
Average policyholder liability balances†
2015	17,446	16,088	11,039	44,573
2014	14,823	14,987	9,183	38,993
†	Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.
‡
The Group’s investment in joint ventures are accounted for on an equity method basis and the Group’s share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.

§
The policyholder liabilities of the with-profits business of £18,381 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,261 million to the Hong Kong with-profits business (2014: £1,363 million). Including this amount the Asia with-profits policyholder liabilities are £19,642 million.

Notes
(a)
Movements in the year have been translated at the average exchange rates for the year ended 31 December 2015. The closing balance has been translated at the closing spot rates as at 31 December 2015. Differences upon retranslation are included in foreign exchange translation differences.

(b)
On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(c)	Net flows have increased by £595 million to £3,969 million in 2015 compared with £3,374 million in 2014 reflecting increased flows from new business and growth in the in-force books.
(d)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 8.7 per cent in 2015, lower than the 10.1 per cent recorded in 2014 (based on opening liabilities).

(e)	Investment-related items and other movements for 2015 principally represents unrealised losses on bonds and equities, following rising bond yields and lower Asian equity markets in 2015.

(ii)	Duration of liabilities
The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2015 and 2014, taking account of expected future premiums and investment returns:

	2015 £m	2014 £m
Policyholder liabilities	41,255	38,705
Expected maturity:	%	%
0 to 5 years	23	23
5 to 10 years	20	20
10 to 15 years	17	17
15 to 20 years	12	12
20 to 25 years	9	9
Over 25 years	19	19

C4.1(c)	US insurance operations

(i)	Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2014	65,681	41,730	107,411
Premiums	12,220	3,272	15,492
Surrenders	(3,699)	(2,223)	(5,922)
Maturities/Deaths	(547)	(760)	(1,307)
Net flows note (b)	7,974	289	8,263
Transfers from general to separate account	1,395	(1,395)	-
Investment-related items and other movements note (c)	1,963	1,749	3,712
Foreign exchange translation differences note (a)	4,728	2,632	7,360
At 31 December 2014 / 1 January 2015	81,741	45,005	126,746
Premiums	12,899	3,800	16,699
Surrenders	(4,357)	(2,402)	(6,759)
Maturities/Deaths	(655)	(809)	(1,464)
Net flows note (b)	7,887	589	8,476
Transfers from general to separate account	847	(847)	-
Investment-related items and other movements note (c)	(4,351)	527	(3,824)
Foreign exchange translation differences note (a)	4,898	2,617	7,515
At 31 December 2015	91,022	47,891	138,913
Average policyholder liability balances*
2015	86,382	46,448	132,830
2014	73,711	43,368	117,079
*	Averages have been based on opening and closing balances.

Notes
(a)
Movements in the year have been translated at an average rate of US$1.53/£1.00 (2014: US$1.65/£1.00). The closing balances have been translated at closing rate of US$1.47/£1.00 (2014: US$1.56/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b)	Net flows for the year were £8,476 million compared with £8,263 million in 2014, reflecting continued strong in-flows into the variable annuity business.
(c)
Negative investment-related items and other movements in variable annuity separate account liabilities of £4,351 million for 2015 primarily reflects the decreases in equities and bond values during the year. Fixed annuity, GIC and other business investment and other movements of £527 million primarily reflect the increase in interest credited to the policyholder accounts in the year and an increase in other guarantee reserves.

(ii)	Duration of liabilities
The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2015 and 2014:

	2015				2014
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
	£m	£m	£m	£m	£m	£m
Policyholder liabilities	47,891	91,022	138,913	45,005	81,741	126,746
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	48	43	44	46	48	47
5 to 10 years	26	28	28	27	29	29
10 to 15 years	12	15	14	12	13	13
15 to 20 years	7	8	8	7	6	6
20 to 25 years	4	4	4	4	3	3
Over 25 years	3	2	2	4	1	2

C4.1(d)	UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2014	95,837	23,652	27,127	146,616
Comprising:
- Policyholder liabilities	83,853	23,652	27,127	134,632
- Unallocated surplus of with-profits funds	11,984	-	-	11,984
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (a)	(1,690)	-	-	(1,690)
Premiums	2,951	1,405	3,546	7,902
Surrenders	(2,507)	(2,934)	(215)	(5,656)
Maturities/Deaths	(4,344)	(587)	(1,825)	(6,756)
Net flows note (b)	(3,900)	(2,116)	1,506	(4,510)
Shareholders' transfers post tax	(200)	-	-	(200)
Switches	(167)	167	-	-
Investment-related items and other movements	9,637	1,597	3,076	14,310
Foreign exchange translation differences	(90)	-	-	(90)
At 31 December 2014 / 1 January 2015	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348

Premiums	6,546	1,115	2,031	9,692
Surrenders	(3,136)	(3,168)	(59)	(6,363)
Maturities/Deaths	(4,378)	(573)	(2,040)	(6,991)
Net flows note (b)	(968)	(2,626)	(68)	(3,662)
Shareholders' transfers post tax	(214)	-	-	(214)
Switches	(189)	189	-	-
Investment-related items and other movements note (c)	1,999	579	(259)	2,319
Foreign exchange translation differences	14	-	-	14
At 31 December 2015	100,069	21,442	31,382	152,893
Comprising:
- Policyholder liabilities	89,526	21,442	31,382	142,350
- Unallocated surplus of with-profits funds	10,543	-	-	10,543
Average policyholder liability balances*
2015	89,303	22,371	31,545	143,219
2014	86,467	23,476	29,419	139,362
*Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes
(a)
On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(b)
Net outflows improved from £4,510 million in 2014 to £3,662 million in 2015, due primarily to higher premium flows into our with-profits funds following increased sales into with-profits savings and retirement products. This has been offset by lower premiums into our annuity business following the introduction of pension freedoms and lower level of bulks. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the year.

(c)	Investment-related items and other movements of £2,319 million mainly reflects investment return earned in the year, attributable to policyholders.

(ii)	Duration of liabilities

The following tables show the carrying value of the policyholder liabilities and the maturity profile of the cash flows, on a discounted basis for 2015 and 2014, for insurance contracts, as defined by IFRS:

	2015 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF	PRIL	Total	Insurance contracts	Investments contracts	Total
Policyholder liabilities	35,962	42,736	78,698	10,828	22,092	32,920	14,919	15,813	30,732	142,350
	2015%
Expected maturity:
0 to 5 years	40	40	40	33	25	27	37	36	37	36
5 to 10 years	23	27	25	25	21	23	25	23	24	24
10 to 15 years	14	17	16	18	18	18	15	17	16	16
15 to 20 years	9	10	10	11	14	13	9	12	10	11
20 to 25 years	6	4	5	6	10	9	6	6	6	6
over 25 years	8	2	4	7	12	10	8	6	7	7

	2014 £m
Policyholder liabilities	38,287	39,084	77,371	11,708	22,186	33,894	15,474	17,349	32,823	144,088
	2014%
Expected maturity:
0 to 5 years	40	39	39	31	25	27	37	36	36	36
5 to 10 years	24	26	25	25	22	23	25	22	24	24
10 to 15 years	14	17	16	18	18	18	16	16	16	17
15 to 20 years	9	11	10	11	14	13	10	11	11	11
20 to 25 years	6	5	5	7	9	9	5	8	6	6
over 25 years	7	2	5	8	12	10	7	7	7	6

–
The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.

–	Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
–	Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
–
For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

C5	Intangible assets

C5.1 Intangible assets attributable to shareholders

(a)	Goodwill attributable to shareholders

	2015 £m	2014 £m
Cost
At beginning of year	1,583	1,581
Disposal of Japan life business	(120)	-
Additional consideration paid on previously acquired business	2	-
Exchange differences	(2)	2
At end of year	1,463	1,583
Aggregate impairment	-	(120)
Net book amount at end of year	1,463	1,463

Goodwill attributable to shareholders comprises:

	2015 £m	2014 £m
M&G	1,153	1,153
Other	310	310
	1,463	1,463

Other goodwill represents amounts allocated to entities in Asia and the US operations. These goodwill amounts are not individually material.

The aggregate goodwill impairment of £120 million at 31 December 2014 related to the goodwill held by the Japan life business, prior to its sale in February 2015.

(b)	Deferred acquisition costs and other intangible assets attributable to shareholders
The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2015 £m	2014 £m

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	6,948	5,840
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	74	87
	7,022	5,927
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	45	59
Distribution rights and other intangibles	1,355	1,275
	1,400	1,334
Total of deferred acquisition costs and other intangible assets	8,422	7,261

	2015 £m						2014 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles1	Total	Total
Balance at 1 January	650	5,177	83	17	1,334	7,261	5,295
Additions	265	734	10	-	181	1,190	1,768
Amortisation to the income statement:2
Operating profit	(138)	(516)	(12)	(5)	(91)	(762)	(696)
Non-operating profit	-	93	-	-	-	93	653
	(138)	(423)	(12)	(5)	(91)	(669)	(43)
Disposals and transfers	-	-	-	-	(8)	(8)	(6)
Exchange differences and other movements	4	323	-	-	(16)	311	334
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within other comprehensive income2	-	337	-	-	-	337	(87)
Balance at 31 December	781	6,148	81	12	1,400	8,422	7,261
1	PVIF and other intangibles includes amounts in relation to software rights with additions of £34 million, amortisation of £29 million and a balance at 31 December 2015 of £71 million.
2
Under the Group’ application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of Jackson’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits. The amounts included in the income statements and Other Comprehensive Income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and Other Comprehensive Income by reference to the underlying items.

Note
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time.

US insurance operations
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2015 £m	2014 £m
Variable annuity business	5,713	5,002
Other business	703	759
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(268)	(584)
Total DAC for US operations	6,148	5,177
*
Consequent upon the negative unrealised valuation movement in 2015 of £1,305 million (2014: positive unrealised valuation movement of £956 million), there is a gain of £337 million (2014: a charge of £87 million) for altered shadow DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have occurred if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2015, the cumulative shadow DAC balance as shown in the table above was negative £268 million (2014: negative £584 million).

Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

Acquisition costs for Jackson's variable annuity products are also amortised in line with the emergence of profits. The measurement of amortisation depends on historical and expected future gross profits which include fees (including those for guaranteed minimum death, income, or withdrawal benefits) as well as components related to mortality, lapse and expense.

Mean reversion technique

For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) Jackson applies a mean reversion technique for its amortisation of deferred acquisition costs against projected gross profits. This technique is applied with the objective of adjusting the amortisation of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels. The mean reversion technique achieves this objective by applying a dynamic adjustment to the assumption for short-term future investment returns. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding three years, including the current period, the 7.4 per cent long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to the long-term level of returns following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees and other charges to policyholders, but net of external fund management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i)       A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

(ii)       An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2015, the DAC amortisation charge for operating profit was determined after including a charge for accelerated amortisation of £2 million (2014: charge for accelerated amortisation of £13 million). The 2015 amount primarily reflects the offsetting impacts of the separate account performance of negative 2 per cent, which is lower than the assumed level for the year, and the effect of releasing the 2012 fund returns of 11 per cent from the mean reversion formula.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. In 2016, it would take approximate movements in separate account values of more than either negative 17 per cent or positive 67 per cent for the mean reversion assumption to move outside the corridor.

C6	Borrowings

C6.1	Core structural borrowings of shareholder-financed operations

	2015 £m	2014 £m
Holding company operations:
Perpetual Subordinated Capital Securitiesnote (i)	1,895	1,789
Subordinated Notesnote (iv)	2,123	1,531
Subordinated debt total	4,018	3,320
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	4,567	3,869
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027	169	160
Total (per consolidated statement of financial position)	5,011	4,304

Notes
(i)	The Group has designated all US$2.8 billion (2014: US$2.8 billion) of its subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017 and a £115 million loan also maturing on 20 December 2017. These two tranches are currently drawn at a cost of 12 month LIBOR plus 0.40 per cent.

(iv)	In June 2015, the company issued core structural borrowings of £600 million 5.00 per cent subordinated notes due in 2055. The proceeds net of discount adjustment and costs, were £590 million.

C6.2	Other borrowings

(a)	Operational borrowings attributable to shareholder-financed operations

	2015 £m	2014 £m
Borrowings in respect of short-term fixed income securities programmesnote (ii)	1,705	2,004
Non-recourse borrowings of US operations	-	19
Other borrowings note (iii)	255	240
Totalnote (i)	1,960	2,263

Notes
(i)
In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2015 which will mature in October 2016. These Notes have been wholly subscribed to a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)
In January and November 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018 and November 2018 respectively. The proceeds, net of costs, were £299 million for the January 2015 issue and £299 million for the November 2015 issue.

(iii)
Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(b)	Borrowings attributable to with-profits operations

	2015 £m	2014 £m
Non-recourse borrowings of consolidated investment funds*	1,158	924
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	100	100
Other borrowings (predominantly obligations under finance leases)	74	69
Total	1,332	1,093
*	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of these subsidiaries and funds.
†
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C7	Risk and sensitivity analysis

C7.1	Group overview
The Group’s risk framework and the management of the risk including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the Group Chief Risk Officer’s Report on the risks facing our business and how these are managed.

The financial and insurance assets and liabilities on the Group’s balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity. The market and insurance risks, including how they affect Group’s operations and how these are managed are discussed in the Group Chief Risk Officer’s report.

The most significant items for which the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business is sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities / unallocated surplus	Other exposure
Asia insurance operations (see also section C7.2)
All business	Currency risk			Mortality and morbidity risk
Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees
Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features
Fixed index annuities, Fixed annuities and GIC business
Credit risk
Interest rate risk
Profit and loss and
shareholders' equity are
volatile for these risks as
they affect the values of
derivatives and embedded
derivatives and impairment
losses. In addition,
shareholders' equity is
volatile for the incidence of
these risks on unrealised
appreciation of fixed
income securities classified
as available-for-sale
under IAS 39

			Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments

UK insurance operations (see also section C7.4)
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned by M&G
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders’ equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders’ equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.

Impact of diversification on risk exposure
The Group enjoys significant diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations through a broad mix of product types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

Correlation across geographic regions:
–	Financial risk factors; and
–	Non-financial risk factors.

Correlation across risk factors:
–	Longevity risk;
–	Expenses;
–	Persistency; and
–	Other risks.

The effect of Group diversification across the Group’s life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular mortality and longevity risk.

C7.2	Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group’s exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

In summary, for Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

i       Sensitivity to risks other than foreign exchange risk
With-profits business
Similar principles to those explained for UK with-profits business in C7.4 apply to profit emergence for the Asia with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business
As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders’ equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders’ equity to changes in insurance risk, interest rate risk and credit risk are not material.

Other business
Interest rate risk
Excluding its with-profits and unit-linked businesses, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2015, 10-year government bond rates vary from territory to territory and range from 1.0 per cent to 8.9 per cent (2014: 1.6 per cent to 8.0 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is one per cent for all territories.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2015 and 2014 is as follows:

	2015 £m		2014 £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	185	(339)	(54)	(137)
Related deferred tax (where applicable)	(34)	59	(5)	24
Net effect on profit and shareholders' equity	151	(280)	(59)	(113)
The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group’s segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from period to period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time. The low interest rates in certain countries have had an adverse impact on the degree of sensitivity to a decrease in interest rates.

An additional factor to the direction of the sensitivity of the Asia operations as a whole is movement in the country mix.

Equity price risk
The non-linked shareholder business has limited exposure to equity and property investment (31 December 2015: £840 million). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group’s segmental analysis of profit before tax, at 31 December 2015 and 2014 would be as follows:

	2015 £m		2014 £m
	Decrease		Decrease
	of 20%	of 10%	of 20%	of 10%
Profit before tax attributable to shareholders	(169)	(85)	(187)	(93)
Related deferred tax (where applicable)	21	10	23	11
Net effect on profit and shareholders' equity	(148)	(75)	(164)	(82)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group’s segmental analysis of profits, be included within the short-term fluctuations in investment returns.

Insurance risk
Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit and shareholders’ equity would be decreased by approximately £43 million (2014: £40 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

ii       Sensitivity to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2015, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders’ equity, excluding goodwill attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2015 £m	2014 £m	2015 £m	2014 £m
Profit before tax attributable to shareholders	(94)	(111)	115	135
Profit for the year	(79)	(95)	97	117
Shareholders’ equity, excluding goodwill, attributable to Asia operations	(367)	(315)	449	384

C7.3	US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
At the level of operating profit based on longer-term investment returns, Jackson’s results are sensitive to market conditions to the extent of income earned on spread-based products and indirectly in respect of variable annuity asset management fees.

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 92 per cent (2014: 94 per cent) of its general account investments support fixed interest rate and fixed index annuities, variable annuity fixed account deposits and guarantees, life business and surplus and 8 per cent (2014: 6 per cent) support institutional businesses. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk
•  related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and
•  related to meeting contractual accumulation requirements in fixed index annuity contracts.

Interest rate risk	• related to meeting guaranteed rates of accumulation on fixed annuity products following a sharp and sustained fall in interest rates;

•  related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sharp and sustained fall in interest rates in conjunction with a fall in equity markets;

• related to the surrender value guarantee features attached to the company’s fixed annuity products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
• the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson’s derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as ‘grandfathered’ under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders’ equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders’ equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain Guaranteed Minimum Withdrawal Benefit variable annuity features and reinsured Guaranteed Minimum Income Benefit variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

Value movements on the derivatives are reported within the income statement. In preparing Jackson’s segment profit as shown in note B1.1 value movements on Jackson’s derivative contracts, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps
These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.

Swaption contracts
These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.

Equity index futures contracts and equity index options
These derivatives (including various call and put options and interest rate contingent options) are used to hedge Jackson’s obligations associated with its issuance of  certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.

Cross-currency swaps
Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps
These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The estimated sensitivity of Jackson’s profit and shareholders’ equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current ‘grandfathered’ US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

i	Sensitivity to equity risk
At 31 December 2015 and 2014, Jackson had variable annuity contracts with guarantees, for which the net amount at risk (‘NAR’) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2015	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	70,732	2,614	65.3 years
GMWB - Premium only	0%	1,916	56
GMWB*	0-5%**	229	23
GMAB - Premium only	0%	45	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		7,008	587	65.4 years
GMWB - Highest anniversary only		2,025	202
GMWB*		698	101
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	4,069	640	68.3 years
GMIB†	0-6%	1,422	518		0.5 years
GMWB*	0-8%**	63,924	7,758

31 December 2014	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	64,344	1,463	65.0 years
GMWB - Premium only	0%	2,151	32
GMWB*	0-5%**	264	17
GMAB - Premium only	0%	53	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		6,581	193	65.0 years
GMWB - Highest anniversary only		2,131	85
GMWB*		830	58
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	3,978	302	67.5 years
GMIB†	0-6%	1,595	360		1.4 years
GMWB*	0-8%**	57,323	2,033
*
Amounts shown for Guaranteed Minimum Withdrawal Benefit comprise sums for the ‘not for life’ portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a ‘for life’ portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the ‘not for life’ guaranteed benefits is zero).

**
Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical ten year bonus period. For example 1 + 10 x 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further nine years.

†	The GMIB reinsurance guarantees are essentially fully reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2015 £m	2014 £m
Mutual fund type:
Equity	55,488	50,071
Bond	11,535	11,139
Balanced	13,546	12,901
Money market	832	675
Total	81,401	74,786

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson’s free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

At 31 December 2015, the estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2015 £m				2014 £m
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Pre-tax profit, net of related changes in amortisation of DAC	738	259	(86)	(128)	360	130	8	(25)
Related deferred tax effects	(258)	(91)	30	45	(126)	(46)	(3)	9
Net sensitivity of profit after tax and shareholders' equity	480	168	(56)	(83)	234	84	5	(16)

Note
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2015 and 2014.

ii	Sensitivity to interest rate risk
Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The Guaranteed Minimum Withdrawal Benefit features attached to variable annuity business (other than ‘for-life’ components) are accounted for as embedded derivatives which are fair valued and, therefore, will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease and increase in interest rates at 31 December 2015 and 2014 is as follows:

	2015 £m				2014 £m
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(1,776)	(847)	628	1,120	(1,398)	(690)	494	875
Related effect on charge for deferred tax	621	296	(220)	(392)	489	242	(173)	(306)
Net profit effect	(1,155)	(551)	408	728	(909)	(448)	321	569

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	3,167	1,782	(1,782)	(3,167)	2,979	1,663	(1,663)	(2,979)
Related effect on movement in deferred tax	(1,108)	(624)	624	1,108	(1,043)	(582)	582	1,043
Net effect	2,059	1,158	(1,158)	(2,059)	1,936	1,081	(1,081)	(1,936)
Total net effect on shareholders' equity	904	607	(750)	(1,331)	1,027	633	(760)	(1,367)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflects the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

iii       Sensitivity to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of the Group’s US operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2015, the average and closing rates were US$1.53 (2014: $1.65) and US$1.47 (2014: US$1.56) to £1.00 sterling, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders’ equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2015 £m	2014 £m	2015 £m	2014 £m
Profit before tax attributable to shareholders note	(109)	(23)	133	29
Profit for the year	(87)	(23)	107	28
Shareholders’ equity attributable to US insurance operations	(378)	(370)	462	452

Note: Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

iv       Other sensitivities
Total profit of Jackson is sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are:

–	Growth in the size of assets under management covering the liabilities for the contracts in force;
–	Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;
–	Spread returns for the difference between investment returns and rates credited to policyholders; and
–	Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and Guaranteed Minimum Death Benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Jackson is sensitive to lapse risk and other types of policyholder behaviour, such as the take-up of its Guaranteed Minimum Withdrawal Benefit product features. In the absence of hedging, equity and interest rate movements can both cause a loss directly and cause an increased future sensitivity to policyholder behaviour.  Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2015 was 7.4 per cent (2014: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

–
Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note C5.1(b) above; and

–	The required level of provision for claims for guaranteed minimum death, ‘for life’ withdrawal, and income benefits.

C7.4	UK insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of Prudential Retirement Income Limited and the Prudential Assurance Company non-profit sub-fund. Further details are described below.

The IFRS operating profit based on longer-term investment returns for UK insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

With-profits business
SAIF
Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business
The shareholder results of the UK with-profits business (including non-participating annuity business of the with-profits sub-fund are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit and equity.

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders’ share of the cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important as it may affect future expected shareholder transfers.

Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders’ share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

Shareholder-backed annuity business
The principal items affecting the IFRS results of the UK shareholder-backed annuity business are mortality experience and assumptions, and credit risk. The assets covering the liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group’s results to market risk for movements in the carrying value of the liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders’ equity. This shareholders’ equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

In summary, profits from shareholder-backed annuity business are most sensitive to:

–	The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
–	Actual versus expected default rates on assets held;
–	The difference between long-term rates of return on corporate bonds and risk-free rates;
–	The variance between actual and expected mortality experience;
–	The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
–	Changes in renewal expense levels.

In addition the level of profit is affected by change in the level of reinsurance cover.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profit by approximately £67 million (2014: £94 million). A decrease in credit default assumptions of five basis points would increase pre-tax profit by £176 million (2014: £190 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profit by £35 million (2014: £30 million). The effect on profit would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders’ equity from all the changes in assumptions as described above would be an increase of approximately £115 million (2014: £101 million).

Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Sensitivity to interest rate risk and other market risk
By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2015 annuity liabilities accounted for 98 per cent (2014: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the Prudential Assurance Company with-profits sub-fund (for its non-profit annuity business) and shareholders (for annuity liabilities of Prudential Retirement Income Limited and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2015 £m				2014 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	10,862	4,812	(3,935)	(7,219)	11,559	5,063	(4,085)	(7,457)
Policyholder liabilities	(8,738)	(3,909)	3,208	5,872	(9,550)	(4,250)	3,454	6,297
Related deferred tax effects	(402)	(172)	138	257	(402)	(163)	126	232
Net sensitivity of profit after tax and shareholders’ equity	1,722	731	(589)	(1,090)	1,607	650	(505)	(928)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders’ equity includes equity securities and investment properties. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders’ equity.

	2015 £m		2014 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(327)	(163)	(347)	(173)
Related deferred tax effects	66	33	75	37
Net sensitivity of profit after tax and shareholders’ equity	(261)	(130)	(272)	(136)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group’s segmental analysis of profits, be included within the short-term fluctuations in investment returns.

C7.5         Asset management and other operations

a	Asset management
i	Sensitivities to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates (strengthening of the pound sterling) would have reduced reported profit before tax attributable to shareholders and shareholders’ equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £11 million and £38 million respectively (2014: £9 million and £33 million, respectively).

ii	Sensitivities to other financial risks for asset management operations
The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2015 by asset management operations were £2,204 million (2014: £2,293 million), the majority of which are held by the Prudential Capital’s operation. Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders’ equity. The Group’s asset management operations do not hold significant investments in property or equities.

b	Other operations
The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £150 million.

C8	Tax assets and liabilities

C8.1	Deferred tax
The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2015 £m	2014 £m	2015 £m	2014 £m
Unrealised losses or gains on investments	21	83	(1,036)	(1,697)
Balances relating to investment and insurance contracts	1	4	(543)	(499)
Short-term temporary differences	2,752	2,607	(2,400)	(2,065)
Capital allowances	10	9	(31)	(30)
Unused deferred tax losses	35	62		-
Total	2,819	2,765	(4,010)	(4,291)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2015 full year results and financial position at 31 December 2015 the possible tax benefit of approximately £98 million (2014: £110 million), which may arise from capital losses valued at approximately £0.5 billion (2014: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £52 million (2014: £47 million), which may arise from trading tax losses and other potential temporary differences totalling £0.3 billion (2014: £0.2 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £36 million will expire within the next seven years. Of the remaining losses £1 million will expire within 20 years and the rest have no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term temporary differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term temporary differences		Unused tax losses
	2015 £m	Expected period of recoverability	2015 £m	Expected period of recoverability
Asia insurance operations	34	1 to 3 years	30	3 to 5 years
US insurance operations	2,433	With run-off of in-force book	-	-
UK insurance operations	128	1 to 10 years	-	-
Other operations	157	1 to 10 years	5	1 to 3 years
Total	2,752		35

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

The reduction in the UK corporation tax rate to 19 per cent from 1 April 2017 and a further reduction to 18 per cent from 1 April 2020 was substantively enacted on 26 October 2015 which has had the effect of reducing the UK with-profits and shareholder-backed business element of the deferred tax balances as at 31 December 2015 by £17 million and the effects of these changes are reflected in the financial statements for the year ended 31 December 2015.

C9	Defined benefit pension schemes

(a)	Background and summary economic and IAS 19 financial positions
The Group’s businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (2014: 84 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under the IAS 19 ‘Employee Benefits’ valuation basis, the Group applies the principles of IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2015 £m					2014 £m
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
	note (i)	note (ii)				note (i)	note (ii)
Underlying economic surplus (deficit)	969	(82)	75	(1)	961	840	(144)	60	(1)	755
Less: unrecognised surplus note (i)	(800)	-	-	-	(800)	(710)	-	-	-	(710)
Economic surplus (deficit) (including investment in Prudential insurance policies)	169	(82)	75	(1)	161	130	(144)	60	(1)	45
Attributable to:
PAC with-profits fund	118	(33)	-	-	85	91	(72)	-	-	19
Shareholder-backed operations	51	(49)	75	(1)	76	39	(72)	60	(1)	26
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policiesnote (iii)	-	-	(77)	-	(77)	-	-	(132)	-	(132)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (iv)	169	(82)	(2)	(1)	84	130	(144)	(72)	(1)	(87)

Notes
(i)
For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

(ii)	The deficit of SASPS has been allocated 40 per cent to the PAC with-profits fund and 60 per cent to the shareholders’ fund as at 31 December 2015 (2014: approximately 50/50).
(iii)
The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.

(iv)
At 31 December 2015, the PSPS pension asset of £169 million (2014: £130 million) and the other schemes’ pension liabilities of £85 million (2014: £217 million) are included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.

Triennial actuarial valuations
The last completed actuarial valuation of PSPS was as at 5 April 2014 by CG Singer, Fellow of the Institute of Actuaries, of Towers Watson Limited. This valuation was finalised in the first half of 2015 and demonstrated the scheme to be 107 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme’s funding objective. The contributions into the scheme are payable at the minimum level required under the scheme rules. Excluding expenses, the contributions are payable at approximately £6 million per annum for on-going service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, when applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations based on the sourcing of previous contributions. Employer contributions for on-going service of current employees are apportioned in the ratio relevant to current activity.

The last completed actuarial valuation of SASPS was as at 31 March 2014 by Jonathan Seed, Fellow of the Institute of Actuaries, of Xafinity Consulting Limited. This valuation was finalised in the first half of 2015 and demonstrated the scheme to be 78 per cent funded. It has been agreed with the Trustees that the level of deficit funding be increased from the previous level of £13.1 million per annum to £21.0 million per annum from 1 January 2015 until 31 March 2024, or earlier if the scheme’s funding level reaches 100 per cent before this date, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

The last completed actuarial valuation of M&GGPS was as at 31 December 2014 by Paul Belok, Fellow of the Institute of Actuaries, of AON Hewitt Limited.  This valuation was finalised in the second half of 2015 and demonstrated the scheme to be 98.6 per cent funded. It has been agreed with the Trustees that no deficit funding is required from 1 January 2016. Deficit funding of £9.3 million was paid in 2015 (2014: £18.6 million).

Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

(b)	Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2015%	2014%

Discount rate*	3.8	3.5
Rate of increase in salaries	3.0	3.0
Rate of inflation**
Retail prices index (RPI)	3.0	3.0
Consumer prices index (CPI)	2.0	2.0
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.0	3.0
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for future improvements in mortality. The allowance made is in line with a custom calibration and was updated in 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). For the PSPS immediate annuities in payment, in 2015 and 2014, a long-term improvement rate of 1.75 per cent per annum and 1.25 per cent per annum were applied for males and females, respectively.

(c)	Estimated pension scheme surpluses and deficits
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2015, the investments in Prudential insurance policies comprise £125 million (2014: £131 million) for PSPS and £77 million (2014: £132 million) for the M&GGPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2015 £m
	Surplus (deficit) in schemes at 1 Jan 2015	(Charge) credit to income statement or other comprehensive income	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2015
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	755	36	115	55	961
Less: amount attributable to PAC with-profits fund	(525)	(38)	(78)	(17)	(658)
Shareholders' share:
Gross of tax surplus (deficit)	230	(2)	37	38	303
Related tax	(46)	-	(7)	(7)	(60)
Net of shareholders' tax	184	(2)	30	31	243
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(710)	(26)	(64)	-	(800)
Less: amount attributable to PAC with-profits fund	506	18	49	-	573
Shareholders' share:
Gross of tax surplus (deficit)	(204)	(8)	(15)	-	(227)
Related tax	41	1	3	-	45
Net of shareholders' tax	(163)	(7)	(12)	-	(182)
With the effect of IFRIC 14
Surplus (deficit)	45	10	51	55	161
Less: amount attributable to PAC with-profits fund	(19)	(20)	(29)	(17)	(85)
Shareholders' share:
Gross of tax surplus (deficit)	26	(10)	22	38	76
Related tax	(5)	2	(4)	(7)	(14)
Net of shareholders' tax	21	(8)	18	31	62

Underlying investments of the schemes
On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets at 31 December comprise the following investments:

	2015				2014

	PSPS	Other schemes	Total		PSPS	Other schemes	Total
	£m	£m	£m	%	£m	£m	£m	%
Equities
UK	126	70	196	3	126	86	212	2
Overseas	151	329	480	6	143	317	460	6
Bonds
Government	4,795	427	5,222	67	5,078	440	5,518	68
Corporate	970	145	1,115	14	931	117	1,048	13
Asset-backed securities	135	21	156	2	197	26	223	3
Derivatives	183	(5)	178	2	159	(13)	146	2
Properties	70	62	132	2	93	57	150	2
Other assets	298	42	340	4	270	40	310	4
Total value of assets**	6,728	1,091	7,819	100	6,997	1,070	8,067	100

(d)	Sensitivity of the pension scheme liabilities to key variables
The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and SASPS to the PAC with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2015	2014			2015	2014
Discount rate	3.8%	3.5%	Decrease by 0.2%	Increase in scheme liabilities
				by:
				PSPS	3.3%	3.4%
				Other schemes	5.0%	5.2%
Discount rate	3.8%	3.5%	Increase by 0.2%	Decrease in scheme liabilities
				by:
				PSPS	3.1%	3.2%
				Other schemes	4.6%	4.9%
Rate of inflation	3.0%	3.0%	RPI: Decrease by 0.2%	Decrease in scheme liabilities
				by:
	2.0%	2.0%	CPI: Decrease by 0.2%	PSPS	0.5%	0.6%
			with consequent reduction	Other schemes	4.0%	4.2%
			in salary increases
Mortality rate			Increase life expectancy	Increase in scheme
			by 1 year	liabilities by:
				PSPS	3.2%	3.3%
				Other schemes	2.8%	3.0%

C10	Share capital, share premium and own shares

	2015			2014
Issued shares of 5p each	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
fully paid		£m	£m		£m	£m
At 1 January	2,567,779,950	128	1,908	2,560,381,736	128	1,895
Shares issued under share-based schemes	4,675,008	-	7	7,398,214	-	13
At 31 December	2,572,454,958	128	1,915	2,567,779,950	128	1,908

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2015, there were options outstanding under save as you earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2015	8,795,617	288p	1,155p	2021
31 December 2014	8,624,491	288p	1,155p	2020

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £219 million as at 31 December 2015 (2014: £195 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2015, 10.5 million (2014: 10.3 million) Prudential plc shares with a market value of £161 million (2014: £153 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2015 was 10.5 million which was in December 2015.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2015 Share Price				2014 Share Price
	Number of shares	Low	High	Cost	Number of shares	Low	High	Cost
		£	£	£		£	£	£
January	52,474	14.83	15.11	786,584	13,740	13.56	13.56	186,314
February	49,423	16.01	16.14	795,683	16,841	12.77	12.77	215,060
March	4,660,458	16.44	17.01	78,940,633	4,623,303	12.82	13.59	60,161,823
April	52,371	16.78	17.24	892,795	149,199	13.12	13.48	2,006,955
May	145,542	16.07	16.61	2,357,705	1,361,688	13.90	14.13	19,184,679
June	160,078	15.65	16.20	2,563,060	11,290	13.80	13.80	155,802
July	55,208	15.04	15.99	868,713	10,745	13.83	13.83	148,550
August	57,653	15.07	15.17	868,091	11,321	13.22	13.22	149,607
September	154,461	13.57	14.31	2,149,244	355,268	14.18	14.41	5,074,731
October	58,087	15.14	15.22	879,999	51,199	13.75	13.84	704,601
November	56,948	15.35	15.61	866,033	51,314	14.36	14.47	737,173
December	61,441	15.07	15.08	923,600	1,223,290	14.41	15.47	17,983,248
Total	5,564,144			92,892,140	7,879,198			106,708,543

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2015 was 6.1 million (2014: 7.5 million) and the cost of acquiring these shares of £54 million (2014: £67 million) is included in the cost of own shares. The market value of these shares as at 31 December 2015 was £94 million (2014: £112 million). During 2015, these funds made net disposals of 1,402,697 Prudential shares (2014: net additions of 405,940) for a net decrease of £13 million to book cost (2014: net increase of £7 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2015 or 2014.

D	OTHER NOTES

D1	Sale of Japan life business

On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings, Inc. following regulatory approvals. The transaction was announced on 16 July 2013. Of the agreed US$85 million cash consideration, the Group received US$68 million on completion of the transaction, and a further payment of up to US$17 million will be received contingent upon the future performance of the Japan life business.

The Japan life business had been classified as held for sale on the statement of financial position of the Group since 2013. The held for sale assets and liabilities of the Japan life business on the statement of financial positional as at 31 December 2014 were as follows:

2014 £m
Assets
Investments	898
Other assets	45
943
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(124)
Assets held for sale	819

Liabilities
Policyholder liabilities	717
Other liabilities	53
Liabilities held for sale	770

Net assets	49

Upon its classification as held for sale in 2013, the IFRS carrying value of the Japan life business was set to represent the proceeds, net of related expenses. Subsequent remeasurement of the carrying value of the Japan life business in 2014 resulted in a charge in the income statement of  £(13) million in 2014. These amounts, together with the results of the business including short-term value movements on investments also included in the income statement, netted to an insignificant amount for those periods.

On completion of the sale, the cumulative foreign exchange translation loss of the Japan life business of £46 million, that had arisen from 2004 (the year of the Group’s conversion to IFRS) to disposal was recycled from other comprehensive income through the profit and loss account in 2015 as required by IAS 21. This amount is included within ‘Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income’ in the supplementary analysis of profit of the Group as shown in note B1.1. The adjustment has no net effect on shareholders’ equity.

D2	Contingencies and related obligations

The Group is involved in a number of litigation and regulatory issues. These include civil proceedings involving Jackson, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s ﬁnancial condition, results of operations, or cash ﬂows.

D3         Post balance sheet events

Dividends
The second interim and special dividends for the year ended 31 December 2015, which were approved by the Board of Directors after 31 December 2015 are described in note B7.

Additional Unaudited IFRS Financial Information

I(a)           Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

–
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

–	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

–	With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the year.

–	Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

–	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

–
Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

–	DAC adjustments comprise DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business
The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv).

	2015 £m
	Asia	US	UK	Total	Average liability	Total bps
					note (iv)	note (ii)
Spread income	153	746	258	1,157	73,511	157
Fee income	162	1,672	62	1,896	125,380	151
With-profits	45	-	269	314	106,749	29
Insurance margin	783	796	180	1,759
Margin on revenues	1,732	-	179	1,911
Expenses:
Acquisition costsnote (i)	(1,161)	(939)	(86)	(2,186)	5,607	(39)%
Administration expenses	(701)	(828)	(159)	(1,688)	206,423	(82)
DAC adjustmentsnote (vi)	124	218	(2)	340
Expected return on shareholder assets	72	26	127	225
	1,209	1,691	828	3,728
Impact of specific management actions in second half of 2015 ahead of Solvency II	-	-	339	339
Long-term business operating profit	1,209	1,691	1,167	4,067
See notes at the end of this section.

	2014 AER £m
	Asia	US	UK	Total	Average liability	Total bps
			note (v)		note (iv)	note(ii)
Spread income	125	734	272	1,131	67,252	168
Fee income	155	1,402	61	1,618	110,955	146
With-profits	43	-	255	298	101,290	29
Insurance margin	675	670	73	1,418
Margin on revenues	1,545	-	176	1,721
Expenses:
Acquisition costsnote (i)	(1,031)	(887)	(96)	(2,014)	4,627	(44)%
Administration expenses	(618)	(693)	(143)	(1,454)	186,049	(78)
DAC adjustmentsnote (vi)	92	191	(6)	277
Expected return on shareholder assets	64	14	137	215
Long-term business operating profit	1,050	1,431	729	3,210
See notes at the end of this section.

	2014 CER £m note (iii)
	Asia	US	UK	Total	Average liability	Total bps
			note (v)		note (iv)	note (ii)
Spread income	126	791	272	1,189	69,628	171
Fee income	154	1,511	61	1,726	116,507	148
With-profits	44	-	255	299	101,653	29
Insurance margin	669	722	73	1,464
Margin on revenues	1,532	-	176	1,708
Expenses:
Acquisition costsnote (i)	(1,025)	(956)	(96)	(2,077)	4,778	(43)%
Administration expenses	(615)	(747)	(143)	(1,505)	194,588	(77)
DAC adjustmentsnote (vi)	92	206	(6)	292
Expected return on shareholder assets	63	16	137	216
Long-term business operating profit	1,040	1,543	729	3,312
See notes at the end of this section.

Margin analysis of long-term insurance business – Asia

					Asia
	2015			2014 AER			2014 CER
							note (iii)
		Average			Average			Average
	Profit	Liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	153	11,039	139	125	9,183	136	126	9,333	135
Fee income	162	16,088	101	155	14,987	103	154	14,967	103
With-profits	45	17,446	26	43	14,823	29	44	15,186	29
Insurance margin	783			675			669
Margin on revenues	1,732			1,545			1,532
Expenses:
Acquisition costsnote (i)	(1,161)	2,853	(41)%	(1,031)	2,237	(46)%	(1,025)	2,267	(45)%
Administration expenses	(701)	27,127	(258)	(618)	24,170	(256)	(615)	24,300	(253)
DAC adjustmentsnote (vi)	124			92			92
Expected return on shareholder assets	72			64			63
Operating profit	1,209			1,050			1,040
See notes at the end of the section.

Analysis of Asia operating profit drivers:
–	Spread income increased by 21 per cent at constant exchange rates to £153 million in 2015, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
–	Fee income increased by 5 per cent at constant exchange rates from £154 million in 2014 to £162 million in 2015, broadly in line with the increase in movement in average unit-linked liabilities.
–
Insurance margin increased by 17 per cent at constant exchange rates to £783 million in 2015, predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.

–	Margin on revenues increased by £200 million at constant exchange rates to £1,732 million in 2015, primarily reflecting higher premium income recognised in the year.
–
Acquisition costs increased by 13 per cent at constant exchange rates (AER 13 per cent) to £1,161 million in 2015, compared to the 26 per cent increase in APE sales (AER 28 per cent increase), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE sales. If with-profits APE sales were excluded from the denominator the acquisition cost ratio would become 68 per cent (2014: 66 per cent at CER), the small increase being the result of changes to product and country mix.

–
Administration expenses increased by 14 per cent at constant exchange rates to £701 million in 2015 as the business continues to expand. At constant exchange rates, the administration expense ratio has increased from 253 basis points in 2014 to 258 basis points in 2015, the result of changes to product and country mix.

Margin analysis of long-term insurance business – US

					US
	2015			2014 AER			2014 CER note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	746	30,927	241	734	28,650	256	791	30,876	256
Fee income	1,672	86,921	192	1,402	72,492	193	1,511	78,064	194
Insurance margin	796			670			722
Expenses
Acquisition costsnote (i)	(939)	1,729	(54)%	(887)	1,556	(57)%	(956)	1,677	(57)%
Administration expenses	(828)	125,380	(66)	(693)	108,984	(64)	(747)	117,393	(64)
DAC adjustments	218			191			206
Expected return on shareholder assets	26			14			16
Operating profit	1,691			1,431			1,543
See notes at the end of this section

Analysis of US operating profit drivers:
–
Spread income declined by 6 per cent at constant exchange rates (AER increased by 2 per cent) to £746 million in 2015. The reported spread margin decreased to 241 basis points from 256 basis points in 2014 primarily due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 166 basis points (2014 CER: 182 basis points and AER: 183 basis points).

–
Fee income increased by 11 per cent at constant exchange rates (AER 19 per cent) to £1,672 million in 2015, primarily due to higher average separate account balances reflecting positive net cash flows from variable annuity business. Fee income margin has remained broadly in line with the prior year at 192 basis points (2014 CER: 194 basis points and AER: 193 basis points).

–
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £796 million in 2015 compared to £722 million in the previous year at constant exchange rates primarily due to higher fee income from variable annuity guarantees following positive net flows in recent periods into variable annuity business with guarantees. REALIC contributed £215 million to this total (2014: £233 million at constant exchange rates).

–
Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, decreased in absolute terms at constant exchange rates in line with trends observed in recent years. As a percentage of APE sales, acquisition costs have decreased to 54 per cent, compared to 57 per cent in 2014. This is due to the continued increase in producers selecting asset-based commissions which are treated as an administrative expense in this analysis, rather than front-end commissions.

–
Administration expenses increased to £828 million in 2015 compared to £747 million for 2014 at constant exchange rates (AER £693 million), primarily as a result of higher asset-based commissions paid on the larger 2015 separate account balance subject to these trail commissions. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be unchanged at 36 basis points (2014: CER 36 basis points and AER 36 basis points).

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2015 £m				2014 AER £m				2014 CER £m note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,412			2,412	2,127			2,127	2,293			2,293
Less new business strain		(939)	734	(205)		(887)	678	(209)		(956)	731	(225)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(514)	(514)			(474)	(474)			(511)	(511)
(Accelerated)/Decelerated			(2)	(2)			(13)	(13)			(14)	(14)
Total	2,412	(939)	218	1,691	2,127	(887)	191	1,431	2,293	(956)	206	1,543

Margin analysis of long-term insurance business – UK

			UK
	2015			2014
				note (v)
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin note (ii)
		note (iv)	note (ii)		note (iv)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	258	31,545	82	272	29,419	92
Fee income	62	22,371	28	61	23,476	26
With-profits	269	89,303	30	255	86,467	29
Insurance margin	180			73
Margin on revenues	179			176
Expenses:
Acquisition costsnote (i)	(86)	1,025	(8)%	(96)	834	(12)%
Administration expenses	(159)	53,916	(29)	(143)	52,895	(27)
DAC adjustments	(2)			(6)
Expected return on shareholder's assets	127			137
	828			729
Impact of specific management actions in second half of 2015 ahead of Solvency II	339			-
Operating profit	1,167			729
See notes at the end of this section

Analysis of UK operating profit drivers:
–	Spread income reduced from £272 million in 2014 to £258 million in 2015, mainly due to lower annuity new business profit post the reforms brought about by Pension Freedoms.
–
Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arises within our UK asset management business. Excluding these schemes, the fee margin on the remaining balances was 43 bps (2014: 41 bps).

–	With-profits transfers increased from £255 million in 2014 to £269 million in 2015, due to an increase in terminal bonus rates.
–
Insurance margin increased to £180 million in 2015, reflecting the higher contribution from longevity reinsurance transactions undertaken during the first half of the year, positive experience in the year and the modest net effect of the annual review of assumptions.

–	Margin on revenues represents premium charges for expenses and other sundry net income received by the UK. The 2015 margin remained stable at £179 million compared to the previous year.
–
Acquisition costs incurred declined to £86 million, equivalent to 8 per cent of total APE sales in 2015 (2014: 12 per cent). The decline reflects a shift in business mix towards with-profits business where acquisition costs are funded by the estate. The acquisition cost ratio is also distorted by the high contribution to APE of bulk annuity sales in the year, where acquisition costs are comparatively lower. Acquisition costs expressed as a percentage of shareholder-backed APE sales (excluding the bulk annuity transactions) were 36 per cent (2014: 36 per cent).

–	Administration expenses increased by £16 million to £159 million in 2015 largely due to increased spend associated with UK pension reforms.
–
The contribution from specific management actions undertaken in the second half of 2015 to position the balance sheet more effectively under the new Solvency II regime was £339 million. Further explanation and analysis is provided in Additional Unaudited IFRS Financial Information section I(d).

Notes to sources of earnings tables:
(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii)	Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(iii)
The 2014 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates.  All CER profit figures have been translated at current year average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current year opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current year month end closing exchange rates. See also Note A1.

(iv)
For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.

(v)	In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.
(vi)	The DAC adjustments contain a charge of £3 million in respect of joint ventures in 2015 (2014: AER credit of £11 million).

I(b)	Asia operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations is analysed as follows:

	2015 £m	AER 2014 £m	CER 2014 £m	2014 AER vs 2015	2014 CER vs 2015
Hong Kong	150	109	118	38%	27%
Indonesia	356	309	295	15%	21%
Malaysia	120	118	107	2%	12%
Philippines	32	28	29	14%	10%
Singapore	204	214	213	(5)%	(4)%
Thailand	70	53	54	32%	30%
Vietnam	86	72	75	19%	15%
SE Asia Operations inc. Hong Kong	1,018	903	891	13%	14%
China	32	13	14	146%	129%
India	42	49	49	(14)%	(14)%
Korea	38	32	32	19%	19%
Taiwan	25	15	15	67%	67%
Other	(4)	(9)	(9)	56%	56%
Non-recurrent itemsnote (ii)	62	49	50	27%	24%
Total insurance operationsnote (i)	1,213	1,052	1,042	15%	16%
Development expenses	(4)	(2)	(2)	100%	100%
Total long-term business operating profit	1,209	1,050	1,040	15%	16%
Eastspring Investments	115	90	91	28%	26%
Total Asia operations	1,324	1,140	1,131	16%	17%

Notes
(i)	Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2015 £m	2014 £m
		AER	CER
New business strain*	(4)	(18)	(23)
Business in force	1,155	1,021	1,015
Non-recurrent itemsnote (ii)	62	49	50
Total	1,213	1,052	1,042
*	The IFRS new business strain corresponds to approximately 0.1 per cent of new business APE premiums for 2015 (2014: approximately 0.8 per cent of new business APE).

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)	Other non-recurrent items of £62 million in 2015 (2014: £49 million) represent a number of items none of which are individually significant and that are not anticipated to reoccur in subsequent years.

I(c)	Analysis of asset management operating profit based on longer-term investment returns

			2015 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	939	304	118	321	1,682
Performance-related fees	22	3	-	-	25
Operating income (net of commission)note (i)	961	307	118	321	1,707
Operating expensenote (i)	(533)	(176)	(99)	(310)	(1,118)
Share of associate’s results	14	-	-		14
Group's share of tax on joint ventures' operating profit	-	(16)	-		(16)
Operating profit based on longer-term investment returns	442	115	19	11	587
Average funds under management	£252.5bn	£85.1bn
Margin based on operating income*	37bps	36bps
Cost / income ratio**	57%	58%

	2014 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	notes (ii),(iii)
Operating income before performance-related fees	954	240	130	303	1,627
Performance-related fees	33	1	-	-	34
Operating income (net of commission)note (i)	987	241	130	303	1,661
Operating expensenote (i)	(554)	(140)	(88)	(291)	(1,073)
Share of associate’s results	13	-	-	-	13
Group's share of tax on joint ventures' operating profit	-	(11)	-	-	(11)
Operating profit based on longer-term investment returns	446	90	42	12	590
Average funds under management	£250.0bn	£68.8bn
Margin based on operating income*	38bps	35bps
Cost / income ratio**	58%	59%

(i)
Operating income and expense includes the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, these amounts are netted and tax deducted and shown as a single amount.

(ii)	M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2015	582	87	357	19	939	37	2015	188	61	116	21	304	36

2014	593	84	361	20	954	38	2014	139	60	101	22	240	35

*
Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

**	Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
†	Institutional includes internal funds.

I(d)	Contribution to UK Life financial metrics from specific management actions undertaken to position the balance sheet more effectively under the new Solvency II regime

In the second half of 2015 and ahead of securing Solvency II internal model approval, a number of specific actions were taken by Prudential’s UK life business to position the balance sheet more efficiently under the new regime. These actions included extending the reinsurance of longevity risk to cover £8.7 billion of annuity liabilities (on a Pillar 1 basis) by the end of 2015 (end 2014: programme covered £2.3 billion of liabilities). It also included the repositioning of the fixed income asset portfolio, increasing to 95 per cent the proportion that would benefit from the matching adjustment under Solvency II. The effect of these actions on the UK’s long term IFRS operating profit, underlying free surplus generation and EEV operating profit is shown in the tables below.

	IFRS operating profit of UK long-term business
	First half 2015	Second half 2015	Full year 2015	Full year 2014
Shareholder annuity new business	66	57	123	162
In-force business:
Longevity reinsurance transactions	61	170	231	30
Impact of specific management actions ahead of Solvency II	-	169	169	-
	61	339	400	30
With-profits and other in-force	309	335	644	537
Total Life IFRS operating profit	436	731	1,167	729

	Underlying free surplus generation of UK long-term business
	First half 2015	Second half 2015	Full year 2015	Full year 2014
Expected in-force and return on net worth	310	310	620	571
Longevity reinsurance transactions	52	148	200	30
Impact of specific management actions ahead of Solvency II	-	75	75	-
	52	223	275	30
Changes in operating assumptions, experience variances and solvency II and other restructuring costs	(10)	(7)	(17)	36
Underlying free surplus generated from in-force business	352	526	878	637
New business strain	(57)	(8)	(65)	(65)
Total underlying free surplus generation	295	518	813	572

	EEV post-tax operating profit of UK long-term business
	First half 2015	Second half 2015	Full year 2015	Full year 2014
Unwind of discount and other expected return	245	243	488	410
Longevity reinsurance transactions	(46)	(88)	(134)	(8)
Impact of specific management actions ahead of Solvency II	-	75	75	-
	(46)	(13)	(59)	(8)
Changes in operating assumptions and experience variances	57	59	116	74
Operating profit from in-force business	256	289	545	476
New business profit	155	163	318	259
Total post-tax Life EEV operating profit	411	452	863	735

II	Other Information

II(a)	Holding company cash flow

	2015 £m	2014 £m
Net cash remitted by business units:
UK net remittances to the Group
UK Life fund paid to the Group	200	193
Shareholder-backed business:
Other UK paid to the Group	131	132
Total UK net remittances to the Group	331	325

US remittances to the Group	470	415

Asia net remittances to the Group
Asia paid to the Group:
Long-term business	494	453
Other operations	74	60
	568	513
Group invested in Asia:
Long-term business	(5)	(3)
Other operations (including funding of regional head office costs)	(96)	(110)
	(101)	(113)
Total Asia net remittances to the Group	467	400

M&G remittances to the Group	302	285
PruCap remittances to the Group	55	57
Net remittances to the Group from business units	1,625	1,482
Net interest paid	(290)	(335)
Tax received	145	198
Corporate activities	(193)	(193)
Solvency II costs	(16)	(23)
Total central outflows	(354)	(353)
Operating holding company cash flow before dividend*	1,271	1,129
Dividend paid	(974)	(895)
Operating holding company cash flow after dividend*	297	234

Non-operating net cash flow**	376	(978)
Total holding company cash flow	673	(744)
Cash and short-term investments at beginning of year	1,480	2,230
Foreign exchange movements	20	(6)
Cash and short-term investments at end of year	2,173	1,480
*	Including central finance subsidiaries.
**Non-operating net cash flow is principally for corporate transactions for distribution rights and acquired subsidiaries and issue and repayment of subordinated debt.

II(b)	Funds under management

(a)       Summary

	2015 £bn	2014 £bn
Business area:
Asia operations	54.0	49.0
US operations	134.6	123.6
UK operations	168.4	169.0
Prudential Group funds under managementnote (i)	357.0	341.6
External funds note (ii)	151.6	154.3
Total funds under management	508.6	495.9

Notes
(i)	Prudential Group funds under management of £357.0 billion (2014: £341.6 billion) comprise:

	2015 £bn	2014 £bn
Total investments per the consolidated statement of financial position	352.0	337.4
Less: investments in joint ventures and associates accounted for using the equity method	(1.0)	(1.0)
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.3
Internally managed funds held in joint ventures	5.6	4.9
Prudential Group funds under management	357.0	341.6

(ii)
External funds shown above as at 31 December 2015 of £151.6 billion (2014: £154.3 billion) comprise £162.7 billion (2014: £167.2 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.1 billion (2014: £12.9 billion) that are classified within Prudential Group’s funds.

(b)	Investment products – external funds under management

	2015 £m			2014 £m
	Eastspring Investments	M&G	Group total	Eastspring Investments	M&G	Group total
	note			note
1 January	30,133	137,047	167,180	22,222	125,989	148,211
Market gross inflows	110,396	33,626	144,022	82,440	38,017	120,457
Redemptions	(103,360)	(40,634)	(143,994)	(77,001)	(30,930)	(107,931)
Market exchange translation and other movements	(882)	(3,634)	(4,516)	2,472	3,971	6,443
31 December	36,287	126,405	162,692	30,133	137,047	167,180

Note
The £162.7 billion (2014: £167.2 billion) investment products comprise £156.7 billion (2014: £162.4 billion) plus Asia Money Market Funds of £6.0 billion (2014: £4.8 billion)

(c)	M&G and Eastspring Investments - total funds under management

	Eastspring Investments		M&G
	2015 £bn	2014 £bn	2015 £bn	2014 £bn
	note	note
External funds under management	36.3	30.1	126.4	137.0
Internal funds under management	52.8	47.2	119.7	127.0
Total funds under management	89.1	77.3	246.1	264.0

Note
The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2015 of £6.0 billion (2014: £4.8 billion).

II(c)         Solvency II capital position at 31 December 2015

The estimated Group Solvency II surplus at 31 December 2015 was £9.7 billion, before allowing for the 2015 second interim ordinary and special dividend.

Estimated Group Solvency II capital position	31 December 2015 £bn
Own funds	20.1
Solvency capital requirement	10.4
Surplus	9.7
Solvency ratio	193%
These results allow for:

•	Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:
•	Own funds: represent Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level); and
•	Solvency Capital Requirement: represent 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level);

•	Non-recognition of a portion of Solvency II surplus capital relating to the Group’s Asian life operations, reflecting regulatory prudence;
•	Matching adjustment for UK annuities, based on the 31 December 2015 calibration published by the European Insurance and Occupational Pensions Authority; and
•	Transitional measures which have the effect of preserving the Solvency II surplus for our UK business at the same level as under Solvency I, for business written before 1 January 2016.

The Group's Solvency II capital surplus excludes:
•	Diversification benefits between Jackson and the rest of the Group;
•	Surplus in ring-fenced with-profits funds including the shareholder's share of the estate of with-profits funds; and
•	Surplus in pension funds.

Analysis of movement in capital position
We previously reported our economic capital results at year end 2013 and year end 2014 before there was certainty in the final outcome of Solvency II and before we received internal model approval. The Solvency II results now reflect the output from our approved internal model under the final Solvency II rules. Allowing for this change in basis, the movement from the previously reported economic capital basis solvency surplus at 31 December 2014 to the Solvency II approved internal model surplus at 31 December 2015 is set out in the table below:

Analysis of movement in Group surplus	£bn
Economic capital surplus as at 1 January 2015	9.7

Operating experience	2.4
Non-operating experience (including market movements)	(0.6)

Other capital movements
Subordinated debt issuance	0.6
Foreign currency translation impacts	0.2
Dividends paid	(1.0)

Methodology and calibration changes
Changes to Own Funds (net of transitionals) and Solvency Capital Requirement calibration strengthening	(0.2)
Effect of partial derecognition of Asia Solvency II surplus	(1.4)

Estimated solvency II surplus as at 31 December 2015	9.7

The movement in Group surplus over 2015 is driven by:
•
Operating experience of £2.4 billion: generated by in-force business and new business written in 2015, including £0.4 billion of benefit from the specific actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime;

•	Non-operating experience of £0.6 billion: mainly arising from negative market experience during the year; and
•
Other capital movements: comprising an increase in capital from subordinated debt issuance, a gain from positive foreign currency translation effects and a reduction in surplus from payment of dividends.

In addition, the methodology and calibration changes arising from Solvency II relate to:
•
A £0.2 billion reduction in surplus due to an increase in the Solvency Capital Requirement from strengthening of internal model calibrations, mainly relating to longevity risk, operational risk, credit risk and correlations, and a corresponding increase in the risk margin, which is partially offset by UK transitionals; and

•
A £1.4 billion reduction in surplus due to the negative impact of Solvency II rules for “contract boundaries” and a reduction in the capital surplus of the Group’s Asian life operations, as agreed with the Prudential Regulation Authority.

The change in US treatment from including 150 per cent, rather than 250 per cent of US Risk Based Capital (Company Action Level) in the Group Solvency Capital Requirement, is offset by a corresponding reduction in the Group Own Funds and therefore has no impact on surplus despite the positive impact on the solvency ratio.

The impacts above, including the impact of the change in basis from economic capital to Solvency II, represent an overall reduction in the Group solvency ratio from 218 per cent to 193 per cent.

Analysis of movement in Group solvency position (£ billion)	Own Funds	Solvency Capital Requirement	Surplus	Solvency ratio
Economic capital position at 1 January 2015	17.9	8.2	9.7	218%
Capital generation and other movements	2.0	0.4	1.6	13%
Methodology and calibration changes
Changes to Own Funds (net of transitionals) and Solvency Capital Requirement calibration strengthening	2.3	2.5	(0.2)	(32)%
Effect of partial derecognition of Asia Solvency II surplus	(1.4)	-	(1.4)	(12)%
US Risk Based Capital treatment	(0.7)	(0.7)	-	6%
Estimated Solvency II position at 31 December 2015	20.1	10.4	9.7	193%

Analysis of Group Solvency Capital Requirements
The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	31 December 2015	31 December 2015
Split of the Group’s estimated Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements
Market	55%	72%
Equity	11%	16%
Credit	28%	47%
Yields (interest rates)	13%	6%
Other	3%	3%
Insurance	27%	20%
Mortality/morbidity	5%	2%
	14%	14%
Longevity	8%	4%
Operational/expense	11%	7%
FX translation	7%	1%

Reconciliation of IFRS equity to Group Solvency II Own Funds

Reconciliation of IFRS equity to Group Solvency II Own Funds	31 December 2015 £bn
IFRS shareholders' equity	13.0
Restate US insurance entities from IFRS onto local US statutory basis	(1.5)
Remove DAC, goodwill & intangibles	(3.7)
Add subordinated-debt	4.4
Impact of risk margin (net of transitionals)	(2.5)
Add value of shareholder-transfers	3.1
Liability valuation differences	8.6
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(0.9)
Other	(0.4)
Estimated Solvency II Own Funds	20.1

The key items of the reconciliation are:
•
£1.5 billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.7 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;

•	£3.7 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
•	£4.4 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
•	£2.5 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of transitionals, all of which are not applicable under IFRS;
•
£3.1 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholder’s share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;

•
£8.6 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;

•	£0.9 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above; and
•	£0.4 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis
At 31 December 2015, the estimated sensitivity of the Group Solvency II surplus to significant changes in market conditions is as follows:

•	An instantaneous 20 per cent fall in equity markets would reduce surplus by £1.0 billion and reduce the solvency ratio to 186 per cent;
•
A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce surplus by £1.8 billion and reduce the solvency ratio to 179 per cent;

•
A 50 basis points reduction in interest rates (subject to a floor of zero and allowing for transitional recalculation) would reduce surplus by £1.1 billion and reduce the solvency ratio to 179 per cent;

•	A 100 basis points increase in interest rates (allowing for transitional recalculation) would increase surplus by £1.1 billion and increase the solvency ratio to 210 per cent; and
•	A 100 basis points increase in credit spreads (with credit defaults of 10 times the expected level in Jackson) would reduce surplus by £1.2 billion and reduce the solvency ratio to 187 per cent.

UK Solvency II capital position1, 2
On the same basis as above, the estimated UK Solvency II surplus at 31 December 2015 was £3.3 billion. This relates to shareholder-backed business including the shareholders’ share of future with-profits transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

While the surplus position of the UK with-profits funds remains strong on a Solvency II basis, it is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 31 December 2015 was £3.2 billion.

Estimated solvency II capital position 31 December 2015	UK Shareholder £bn	UK with-profits £bn
Own Funds	10.5	7.6
Solvency Capital Requirement	7.2	4.4
Surplus	3.3	3.2
Solvency ratio	146%	175%

The UK with-profits funds surplus has reduced from £3.7 billion at 30 June 2015 to £3.2 billion at 31 December 2015. This is principally due an increase in the equity backing ratio of the Prudential Assurance Company with-profits sub-fund by 5 per cent, in order to utilise the strength of the fund in line with the Principles and Practices of Financial Management, and strong new business growth.

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds 2

31 December 2015
Reconciliation of UK with-profits funds	£bn

IFRS unallocated surplus of UK with-profits funds	10.5
Existing adjustments from IFRS to Solvency I in Capital Position Statement:
Value of shareholder transfers	(2.1)
Other valuation differences	(0.7)
With-profits fund estate (Solvency I Pillar 1 Peak 2 basis)	7.7
Adjustments to Solvency II:
Risk margin (net of transitional)	(0.7)
Other valuation differences	0.6
Estimated Solvency II Own Funds	7.6

A reconciliation from IFRS to Solvency I is disclosed annually in the Capital Position Statement in the Group IFRS financial statements. The additional reconciling items to Solvency II mainly reflect the risk margin net of transitionals, with other items including differences in the definition of the risk-free rate and the matching adjustment impact for non-profit annuity liabilities within the with-profits funds.

UK shareholder sensitivity analysis

At 31 December 2015, the estimated sensitivity of the UK shareholder Solvency II surplus to significant changes in market conditions is as follows:
•	An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.4 billion;
•	40 per cent fall in equity markets would reduce surplus by £0.8 billion;
•	A 50 basis points reduction in interest rates (subject to a floor of zero and allowing for transitional recalculation) would reduce surplus by £0.7 billion;
•	A 100 basis points increase in interest rates (allowing for transitional recalculation) would increase surplus by £0.9 billion;
•	A 100 basis points increase in credit spreads would reduce surplus by £0.2 billion; and
•	15 per cent of the UK annuity portfolio downgrading by one whole letter rating would reduce surplus by £0.5 billion.

Statement of independent review

The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

Notes:
1.	The UK shareholder capital position represents the consolidated capital position of the shareholder funds of Prudential Assurance Company Ltd and all its subsidiaries.

2.	The UK with-profits capital position includes the Prudential Assurance Company with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

II(d)         IGD capital position at 31 December 2015

Up to 31 December 2015, Prudential was subject to the capital adequacy requirements of the European Union Insurance Groups Directive as implemented by the Prudential Regulation Authority in the UK. The Insurance Groups Directive capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised. We estimate that our Insurance Groups Directive capital surplus is £5.5 billion at 31 December 2015 (before taking into account 2015 second interim dividend), with available capital covering our capital requirements 2.5 times. This compares to a capital surplus of £4.7 billion at the end of 2014 (before taking into account the 2014 final dividend).

The movements in 2015 mainly comprise:
•	net capital generation (inclusive of market and foreign exchange movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £1.8 billion; and
•	£0.6 billion of subordinated debt issuance;

Offset by:
•	Final 2014 dividend of £0.7 billion and first interim 2015 dividend of £0.3 billion; and
•	External financing costs and other central costs, net of tax, of £0.6 billion;

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 March 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
CFO